Exhibit 99.4

                           PRO FORMA VALUATION REPORT
                             MUTUAL HOLDING COMPANY
                                 STOCK OFFERING

                           HOME FEDERAL SAVINGS & LOAN
                              ASSOCIATION OF NAMPA
                                  Nampa, Idaho

                                  Dated As Of:
                                  May 21, 2004


                                  Prepared By:

                                RP Financial, LC.
                             1700 North Moore Street
                                      Suite
                                      2210
                            Arlington, Virginia 22209

RP FINANCIAL, LC.
----------------------------------------------
Financial Services Industry Consultants

                                                                    May 21, 2004

Board of Directors
Home Federal Saving and Loan Association of Nampa
500 12th Avenue South
Nampa, Idaho  83651

Members of the Board of Directors:

        At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion transaction described below.

        This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Reorganization

        The Board of Directors of Home Federal Savings & Loan Association of Nampa ("Home Federal" or the "Association") has adopted a plan of reorganization pursuant to which Home Federal will reorganize into a mutual holding company structure. As part of the reorganization, Home Federal will become a wholly-owned subsidiary of Home Federal Bancorp, Inc. ("Home Federal Bancorp" or the "Company"), a federal corporation, and Home Federal Bancorp will issue a majority of its common stock to Home Federal Bancorp MHC (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a subscription offering to the Association's Eligible Account Holders, Tax-Qualified Employee Plans including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct community offering. In addition, as part of the reorganization the Association will establish a charitable foundation (the "Foundation") to further the Association's commitment to the local community. The Foundation will be funded with cash and stock equal to 3.0% of the stock sold in the public offering. Of the contribution, 80% will be made in stock and 20% will be made in cash. The total shares offered for sale to the public and issued to the Foundation will constitute a minority of the Company's stock (49.0% or less).

        The aggregate amount of stock sold by the Company cannot exceed the appraised value of the Association. Immediately following the offering, the primary assets of the Company will

--------------------------------------------------------------------------------
Washington Headquarters
Rosslyn Center                                         Telephone: (703) 528-1700
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Arlington, VA 22209                                Toll-Free No.: (866) 723-0594
www.rpfinancial.com                                 E-Mail: mail@rpfinancial.com

Board of Directors
May 21, 2004
Page 2

be the capital stock of the Association and the net offering proceeds remaining after contributing proceeds to the Association in exchange for 100% of the capital stock of the Association. The Company will contribute at least 50% of the net offering proceeds in exchange for the Association's capital stock. The remaining net offering proceeds, retained at the Company, will be used to fund a loan to the ESOP and as general working capital.

RP Financial, LC.

        RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting in the preparation of the post-conversion business plan, we are independent of the Association and the other parties engaged by Home Federal to assist in the corporate reorganization and stock issuance process.

Valuation Methodology

        In preparing our appraisal, we have reviewed the Association's, the Company's and MHC's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Association that has included due diligence related discussions with Home Federal's management; Moss Adams LLP, the Association's independent auditor; Breyer & Associates PC, Home Federal's conversion counsel; and Keefe, Bruyette & Woods, Inc., which has been retained as the financial and marketing advisor in connection with the Association's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

        We have investigated the competitive environment within which Home Federal operates and have assessed the Association's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment and analyzed the potential impact on Home Federal and the industry as a whole. We have analyzed the potential effects of conversion on the Association's operating characteristics and financial performance as they relate to the pro forma market value of Home Federal Bancorp. We have reviewed the economy in the Association's primary market area and have compared Home Federal's financial performance and condition with selected publicly-traded thrift institutions with similar characteristics as the Association, as well as all publicly-traded thrifts. We have reviewed conditions in the securities markets in general and conditions in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts.

Board of Directors
May 21, 2004
Page 3

        Our Appraisal is based on Home Federal's representation that the information contained in the regulatory applications and additional information furnished to us by the Association and its independent auditors are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Association and its independent auditors, nor did we independently value the assets or liabilities of the Association. The valuation considers Home Federal only as a going concern and should not be considered as an indication of the liquidation value of the Association.

        Our appraised value is predicated on a continuation of the current operating environment for the Association, the MHC and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Association's value alone. It is our understanding that there are no current plans for pursuing a second step conversion or for selling control of the Company or the Association following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

        Pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

        It is our opinion that, as of May 21, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the offering, both shares issued publicly as well as to the MHC, was $100,000,000 at the midpoint, equal to 10,000,000 shares issued at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $85.0 million and a maximum value of $115.0 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 8,500,000 shares at the minimum of the valuation range and 11,500,000 total shares outstanding at the maximum of the valuation range. In the event that the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $132.3 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 13,225,000. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 40.0% ownership interest of the Company prior to the issuance of the shares to the Foundation. Accordingly, the offering range to the public of the minority stock will be $34.0 million at the minimum, $40.0 million at the midpoint, $46.0 million at the maximum and $52.9 million at the top of the super range. Based on the public offering range, and inclusive of the shares issued to the Foundation, the public ownership of the shares will represent 40.96% of the shares issued, with the MHC owning the majority of the shares.

Board of Directors
May 21, 2004
Page 4

Limiting Factors and Considerations

        Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

        RP Financial's valuation was determined based on the financial condition and operations of Home Federal as of March 31, 2004, the date of the financial data included in the regulatory applications and prospectus.

        RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

        The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Association's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

                                                 Respectfully submitted,
                                                 RP FINANCIAL, LC.

                                                 /s/ Ronald S. Riggins
                                                 -------------------------------
                                                 Ronald S. Riggins
                                                 President and Managing Director


                                                 /s/ Gregory E. Dunn
                                                 -------------------------------
                                                 Gregory E. Dunn
                                                 Senior Vice President

RP Financial, LC.

                                TABLE OF CONTENTS
                HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF NAMPA
                                  Nampa, Idaho

                                                                          PAGE
  DESCRIPTION                                                            NUMBER
  -----------                                                            ------

CHAPTER ONE              OVERVIEW AND FINANCIAL ANALYSIS
-----------

  Introduction                                                            1.1
  Plan of Reorganization                                                  1.1
  Strategic Overview                                                      1.2
  Balance Sheet Trends                                                    1.5
  Income and Expense Trends                                               1.9
  Interest Rate Risk Management                                           1.14
  Lending Activities and Strategy                                         1.14
  Asset Quality                                                           1.18
  Funding Composition and Strategy                                        1.19
  Subsidiary and Other Activities                                         1.20
  Legal Proceedings                                                       1.20

CHAPTER TWO                        MARKET AREA
-----------

  Introduction                                                            2.1
  National Economic Factors                                               2.1
  Market Area Demographics                                                2.6
  Regional Economy                                                        2.8
  Deposit Trends                                                          2.9
  Competition                                                             2.11

CHAPTER THREE                  PEER GROUP ANALYSIS
-------------

  Peer Group Selection                                                    3.1
  Basis of Comparison                                                     3.2
  Home Federal's Peer Group                                               3.3
  Financial Condition                                                     3.6
  Income and Expense Components                                           3.9
  Loan Composition                                                        3.13
  Interest Rate Risk                                                      3.15
  Credit Risk                                                             3.15
  Summary                                                                 3.18
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RP Financial, LC.

                                TABLE OF CONTENTS
                HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF NAMPA
                                  Nampa, Idaho
                                   (continued)

                                                                          PAGE
  DESCRIPTION                                                            NUMBER
  -----------                                                            ------

CHAPTER FOUR                   VALUATION ANALYSIS
------------

  Introduction                                                            4.1
  Appraisal Guidelines                                                    4.1
  RP Financial Approach to the Valuation                                  4.2
  Valuation Analysis                                                      4.3
    1. Financial Condition                                                4.3
    2. Profitability, Growth and Viability of Earnings                    4.5
    3. Asset Growth                                                       4.7
    4. Primary Market Area                                                4.7
    5. Dividends                                                          4.9
    6. Liquidity of the Shares                                            4.10
    7. Marketing of the Issue                                             4.10
         A. The Public Market                                             4.11
         B. The New Issue Market                                          4.15
         C. The Acquisition Market                                        4.17
    8. Management                                                         4.19
    9. Effect of Government Regulation and Regulatory Reform              4.19
  Summary of Adjustments                                                  4.19
  Basis of Valuation - Fully-Converted Pricing Ratios                     4.20
  Valuation Approaches:  Fully-Converted Basis                            4.21
    1. Price-to-Earnings ("P/E")                                          4.24
    2. Price-to-Book ("P/B")                                              4.25
    3. Price-to-Assets ("P/A")                                            4.25
  Comparison to Recent Offerings                                          4.27
  Valuation Conclusion                                                    4.27

RP Financial, LC.

                                 LIST OF TABLES
                HOME FEDERAL SAVINGS & LOAN ASSOCIATION OF NAMPA
                                  Nampa, Idaho

TABLE
NUMBER          DESCRIPTION                                                 PAGE
------          -----------                                                 ----

   1.1   Historical Balance Sheets                                          1.6
   1.2   Historical Income Statements                                       1.10

   2.1   Summary Demographic Data                                           2.7
   2.2   Unemployment Data                                                  2.9
   2.3   Deposit Summary                                                    2.10
   2.4   Market Area County Deposit Competitors                             2.12

   3.1   Peer Group of Publicly-Traded Thrifts                              3.5
   3.2   Balance Sheet Composition and Growth Rates                         3.7
   3.3   Income as a Percent of Average Assets and Yields, Costs, Spreads   3.10
   3.4   Loan Portfolio Composition and Related Information                 3.14
   3.5   Interest Rate Risk Measures and Net Interest Income Volatility     3.16
   3.6   Credit Risk Measures and Related Information                       3.17

   4.1   Market Area Unemployment Rates                                     4.8
   4.2   Recent Conversion Pricing Characteristics                          4.16
   4.3   Market Pricing Recent Conversions                                  4.18
   4.4   Calculation of Implied Per Share Data                              4.22
   4.5   MHC Institutions - Implied Pricing Ratios, Full Conversion Basis   4.26
   4.6   Pricing Table: MHC Public Market Pricing                           4.29

RP Financial, LC.
Page 1.1

                       I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

        Home Federal Savings and Loan Association of Nampa ("Home Federal" or the "Association"), organized in 1920, is a federally chartered savings and loan association headquartered in Nampa, Idaho. The Association serves the Treasure Valley region in southwestern Idaho through 14 branch offices and two loan centers located in the counties of Ada, Canyon, Elmore and Gem. A map of the Association's branch office locations is provided in Exhibit I-1. Home Federal is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC"). At March 31, 2004, Home Federal had $496.8 million in assets, $329.5 million in deposits and total equity of $42.4 million equal to 8.5% of total assets. Home Federal's audited financial statements are included by reference as Exhibit I-2.

Plan of Reorganization

        On May 18, 2004, the Board of Directors of the Association adopted a plan to reorganize from the mutual form of organization to the mutual holding company form of organization. As part of the reorganization, Home Federal will become a wholly-owned subsidiary of Home Federal Bancorp, Inc. ("Home Federal Bancorp" or the "Company"), a to be formed federal corporation. Home Federal Bancorp will issue a majority of its common stock to Home Federal MHC (the "MHC") and sell a minority of its common stock to the public. Concurrent with the reorganization, the Company will retain up to 50% of the net stock proceeds. Immediately after consummation of the reorganization, it is not anticipated that the MHC or the Company will engage in any business activity other than ownership of their respective subsidiaries and investment of stock proceeds that are retained by the Company.

        The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Association's outstanding stock, which will continue to operate as a federally-chartered savings

RP Financial, LC.
Page 1.2

and loan association. At the completion of the reorganization, the Association will change its name to Home Federal Bank. The Company's initial activities will be ownership of its subsidiary, Home Federal, investment of the net cash proceeds retained at the holding company level (initially in short-term investment securities) and extending a loan to the Association's newly-formed employee stock ownership plan ("ESOP"). Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions, acquisitions of other financial service providers and/or stock repurchases.

        The plan of reorganization provides for the establishment of a charitable foundation (the "Foundation"), which will be funded with cash and stock equal to 3.0% of the gross proceeds of shares sold in the offering. Of the contribution, 80% will be made in stock and 20% will be made in cash. The purpose of the Foundation is to enhance the relationship between Home Federal and the communities in which the Association operates and to enable the communities served by the Association to share in the Association's long-term growth.

Strategic Overview

        Home Federal maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Historically, Home Federal's operating strategy has been fairly reflective of a traditional thrift operating strategy in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Association's assets and liabilities, respectively. Beyond 1-4 family permanent mortgage loans, the Association's loan portfolio includes diversification in construction, commercial real estate, consumer and commercial business loans. Pursuant to the Association's current strategic plan, Home Federal will continue to emphasize 1-4 family lending, but will also continue to pursuer greater diversification into non-residential lending as well as consumer types of lending.

        Investments serve as a supplement to the Association's lending activities and the investment portfolio is considered to be indicative of a low risk investment philosophy. The investment portfolio is comprised primarily of mortgage-backed securities, with the balance of the portfolio consisting of an adjustable rate mortgage fund and FHLB stock.

RP Financial, LC.
Page 1.3

        Retail deposits have consistently served as the primary interest-bearing funding source for the Association. In recent years, growth of checking accounts has constituted the primary source of deposit growth for the Association, with such growth facilitated by the Association's strategic emphasis on aggressively marketing those accounts. As the result of checking account growth, transaction and savings accounts currently comprise a larger portion of the Association's deposit composition than certificate of deposits ("CDs"). The Association utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk. FHLB advances constitute the Association's only source of borrowings, which have fixed rate terms with laddered maturities. Following the stock offering, the Association may use additional borrowings to facilitate leveraging of its higher capital position that will result from the stock offering, in which borrowings would be utilized to fund purchases of investment securities at a positive spread to improve earnings and return on equity. To the extent additional borrowings are utilized by the Association, FHLB advances would likely continue to be the principal source of such borrowings.

        Home Federal's earnings base is largely dependent upon net interest income and operating expense levels, although sources of non-interest operating income have become a fairly significant contributor to the Association's in recent years. Overall, Home Federal's operating strategy has provided for a relatively strong net interest margin during the past five and one-half fiscal years, which has been supported by maintenance of a deposit composition with a relatively high concentration of lower cost checking accounts and greater diversification into higher yielding types of lending particularly with respect to growth of the commercial real estate loan portfolio. The Association's operating expenses are also viewed as being relatively high, which can in part be attributed to a deposit composition that consists of a relatively high concentration of transaction accounts that are more costly to service than time deposits and the Association's mortgage banking operations which incurs compensation and other expenses for purposes of originating and servicing loans that are not reflected on the Association's balance sheet. The Association's high level of operating expenses also results from maintaining a relatively large number of branch offices for the size of its deposit base, which can be attributed to the low population density of some of the markets served that limits the ability to grow deposits without geographic expansion of the branch network.

RP Financial, LC.
Page 1.4

        The post-offering business plan of the Association is expected to continue to focus on products and services which have facilitated Home Federal's recent growth. Specifically, Home Federal will continue to be an independent community-oriented financial institution with a commitment to local real estate and non-mortgage financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows. In addition, the Association will emphasize pursuing further diversification into commercial real estate and consumer loans, as well as expansion and diversification of other products and services.

        The Association's Board of Directors has elected to complete a public stock offering to improve the competitive position of Home Federal. The capital realized from the minority stock offering will increase the operating flexibility and overall financial strength of Home Federal. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. Home Federal's higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, through enhancing the Association's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Association's future funding needs, which may facilitate a reduction in Home Federal's funding costs. Additionally, Home Federal's higher equity-to-assets ratio will also better position the Association to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would provide for further penetration in the markets currently served by the Association or nearby surrounding markets. The Association will also be bettered position to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position. At this time, the Association has no specific plans for expansion other than through establishing additional branches. The projected use of proceeds are highlighted below.

        o MHC. The Association intends to capitalize the MHC with $50,000 of cash. The primary activity of the MHC will be ownership of the majority interest in the Association. The MHC funds will be held in low risk liquid instruments.

        o Home Federal Bancorp. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate

RP Financial, LC.
Page 1.5

                purposes, possibly including acquisitions, infusing additional equity into the Association, repurchases of common stock, and the payment of regular and/or special cash dividends.

        o Home Federal. Approximately 50% of the net stock proceeds will be infused into the Association in exchange for all of the Association's newly issued stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Association are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.

        Overall, it is the Association's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Home Federal's operations.

Balance Sheet Trends

        Table 1.1 shows the Association's historical balance sheet data for the past five and one-half fiscal years. From September 30, 1999 through March 31, 2004, Home Federal's assets increased at a 14.4% annual rate. Asset growth was largely the result of loan growth, which facilitated a shift in the Association's interest-earning asset composition towards a higher concentration of loans. Asset growth has been funded with a combination of deposits and borrowings, as well as retained earnings. A summary of Home Federal's key operating ratios for the past five and one-half fiscal years are presented in
Exhibit I-3.

        Home Federal' loans receivable portfolio increased at a 17.0% annual rate from fiscal year end 1999 through March 31, 2004, with the portfolio exhibiting positive growth throughout the period. The Association's higher loan growth rate compared to its asset growth rate served to increase the loans-to-assets ratio from 69.8% at fiscal year end 1999 to 77.3% at March 31, 2004. Home Federal's historical emphasis on 1-4 family lending is reflected in its loan portfolio composition, as 62.2% of total loans receivable consisted of 1-4 family permanent mortgage loans at March 31, 2004. Trends in the Association's loan portfolio composition over the past five and one-half fiscal years show that the concentration of 1-4 family permanent mortgage loans comprising total loans increased from a low of 58.3% at fiscal year end 2000 to a high of 65.8% at fiscal year end 2003. The slightly lower ratio of 1-4 family permanent mortgage loans maintained at March 31, 2004 was the result of shrinkage experienced in the portfolio, as Home Federal's loan volume for 1-4 family permanent mortgage loans declined sharply during
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RP Financial, LC.
Page 1.6

                                    Table 1.1
                Home Federal Savings & Loan Association of Nampa
                            Historical Balance Sheets
                        (Amount and Percent of Assets)(1)

                                                               At Fiscal Year End September 30,
                            ------------------------------------------------------------------------------------------------------
                                   1999                 2000                 2001                 2002                 2003
                            ------------------   ------------------   ------------------   ------------------   ------------------
                             Amount      Pct      Amount      Pct      Amount      Pct      Amount      Pct      Amount     Pct
                            ---------  -------   ---------  -------   ---------  -------   ---------  -------   ---------  -------
                             ($000)      (%)      ($000)      (%)      ($000)      (%)      ($000)      (%)      ($000)      (%)
Total Amount of:
Assets                      $ 271,143    100.0%  $ 325,922    100.0%  $ 382,504    100.0%  $ 416,543    100.0%  $ 450,196    100.0%
Cash and cash equivalents       7,630      2.8%      9,329      2.9%      9,784      2.6%      9,286      2.2%     11,118      2.5%
Investment securities               0      0.0%          0      0.0%      7,508      2.0%      2,507      0.6%      5,440      1.2%
Mortgage-backed securities     56,332     20.8%     47,524     14.6%     37,388      9.8%     44,325     10.6%     24,425      5.4%
Loans receivable, net         189,128     69.8%    243,122     74.6%    289,385     75.7%    318,297     76.4%    372,629     82.8%
Loans held for sale             2,139      0.8%      4,781      1.5%      9,367      2.4%     12,722      3.1%      5,066      1.1%
FHLB stock                      3,516      1.3%      3,757      1.2%      4,019      1.1%      5,267      1.3%      6,533      1.5%
Deposits                      209,302     77.2%    232,747     71.4%    266,316     69.6%    279,772     67.2%    301,273     66.9%
Borrowings                     28,785     10.6%     54,498     16.7%     73,394     19.2%     91,008     21.8%     96,527     21.4%
Equity                         26,731      9.9%     31,058      9.5%     32,866      8.6%     34,961      8.4%     40,399      9.0%

Full service offices                9                   13                   15                   14                   14

                               At March 31,       Annual
                            ------------------    Growth
                                   2004            Rate
                            ------------------   ---------
                             Amount      Pct        Pct
                            ---------  -------   ---------
                             ($000)      (%)        (%)
Total Amount of:
Assets                      $ 496,773    100.0%      14.40%
Cash and cash equivalents      15,992      3.2%      17.87%
Investment securities           5,440      1.1%         NM
Mortgage-backed securities     55,997     11.3%      -0.13%
Loans receivable, net         383,950     77.3%      17.04%
Loans held for sale             3,160      0.6%       9.06%
FHLB stock                      6,681      1.3%      15.33%
Deposits                      329,515     66.3%      10.61%
Borrowings                    113,074     22.8%      35.53%
Equity                         42,356      8.5%      10.77%

Full service offices               15

----------
(1) Ratios are as a percent of ending assets.

Sources: Home Federal's prospectus, audited financial statements and RP Financial calculations.

RP Financial, LC.
Page 1.7

the six months ended March 31, 2004. Over the past five and one-half fiscal years lending diversification by the Association has emphasized origination of commercial real estate loans, with the level of permanent multi-family/commercial real estate loans comprising total loans receivable increasing from 16.0% at fiscal year end 1999 to 26.0% at March 31, 2004. Comparatively, over the same time period, construction and land loans declined from 12.9% to 4.1% of total loans receivable and consumer loans declined from 11.6% to 7.3% of total loans receivable. Commercial business lending is not an area of lending emphasis for the Association, with such loans ranging from a high of 1.3% of total loans receivable at fiscal year end 2001 to a low of 0.44% of total loans receivable at fiscal year end 2003.

        The Association also maintains loans held for sale, which consist of originations of 1-4 family permanent mortgage loans that are sold to the secondary market for purposes of interest rate risk management. Most loans sold by the Association are sold on a servicing retained basis. Over the past five and one-half fiscal years, the balance of loans held for sale ranged from a low of $2.1 million at fiscal year end 1999 to a high of $12.7 million at fiscal year end 2002. At March 31, 2004, loans held for sale by the Association equaled $3.2 million or 0.6% of assets.

        The intent of the Association's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Home Federal's overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-term maturities. Over the past five and one-half fiscal years, the Association's level of cash and investment securities (inclusive of FHLB stock) has declined from a high of 24.9% of assets at fiscal year end 1999 to a low of 10.6% of assets at fiscal year end 2003. As of March 31, 2004, cash and investments maintained by the Association equaled 16.9% of assets. Mortgage-backed securities comprise the most significant component of the Association's investment portfolio, with the portfolio consisting of mortgage-pass-through certificates that are guaranteed or insured by Fannie Mae or Freddie Mac. Mortgage-backed securities are generally purchased as a means to deploy excess liquidity at more favorable yields than other investment alternatives that are consistent with Home Federal's investment philosophy. The Association's investment in mortgage-backed securities has emphasized purchases of securities with fixed rate terms of more than ten years. The Association's mortgage-backed securities portfolio totaled $56.0 million at March 31, 2004 and

RP Financial, LC.
Page 1.8

all but $964,000 of the portfolio was classified as held to maturity. As of March 31, 2004, the fair value of the held to maturity mortgage-backed securities portfolio was $1.7 million above the book value of the portfolio.

        Beyond the Association's investment in mortgage-backed securities, the only other investments held by Home Federal at March 31, 2004 consisted of an adjustable rate mortgage fund ($5.4 million) and FHLB stock ($6.7 million). The adjustable rate mortgage fund, which is maintained as available for sale, had a gross unrealized loss of $28,000 at March 31, 2004. The Association also maintained cash and cash equivalents of $16.0 million as of March 31, 2004, which equaled 3.2% of assets. Exhibit I-4 provides historical detail of the Association's investment portfolio.

        The Association also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of some of the Association's officers and directors. The purpose of the investment is to provide funding for employee and director benefit plans. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of March 31, 2004, the cash surrender value of the Association's BOLI equaled $9.8 million.

        Over the past five and one-half fiscal years, Home Federal's funding needs have been substantially met through retail deposits, internal cash flows, borrowings and retained earnings. From fiscal year end 1999 through March 31, 2004, the Association's deposits increased at an annual rate of 10.6%. Positive deposit growth was sustained throughout the period covered in Table 1.1, although the Association's utilization of borrowings increased at a faster rate than its deposit growth. Accordingly, deposits as a percent of assets declined from 77.2% at fiscal year end 1999 to 66.3% at March 31, 2004. Transaction and savings accounts equaled 52.8% of the Association's total deposits at March 31, 2004, versus a comparable ratio of 50.1% at year end 2001. Growth of transaction and saving deposits has been primarily sustained by growth of demand deposits, which totaled $83.7 million at March 31, 2004 and accounted for 48.2% of the Association's total transaction and savings accounts.

        Borrowings serve as an alternative funding source for the Association to address funding needs for growth and to support control of deposit costs. Borrowings have become a more prominent funding source for the Association during the past five and one-half fiscal years,

RP Financial, LC.
Page 1.9

increasing from 10.6% of assets at fiscal year end 1999 to 22.8% of assets at March 31, 2004. The Association's use of borrowings has generally been limited to FHLB advances. The Association held $113.1 million of FHLB advances at March 31, 2004, which have laddered terms of up to ten years.

        Since fiscal year end 1999, retention of earnings translated into an annual capital growth rate of 10.8% for the Association. Asset growth slightly outpaced the Association's equity growth rate, as Home Federal's equity-to-assets ratio declined from 9.9% at fiscal year end 1999 to 8.5% percent at March 31, 2004. All of the Association's capital is tangible capital, and the Association maintained capital surpluses relative to all of its regulatory capital requirements at March 31, 2004. The addition of stock proceeds will serve to strengthen Home Federal's capital position and competitive posture within its primary market area, as well as possibly support expansion into other nearby markets if favorable growth opportunities are presented. At the same time, as the result of the Association's relatively high pro forma capital position, Home Federal's ROE can be expected to initially be below industry averages following its stock offering.

Income and Expense Trends

        Table 1.2 shows the Association's historical income statements for the past five fiscal years and for the twelve months ended March 31, 2004. The Association reported positive earnings over the past five and one-half fiscal years, ranging from a low of 0.50% of average assets during fiscal 2001 to a high of 1.45% of average assets during fiscal 2000. For the twelve months ended March 31, 2004, the Association reported earnings of $5.0 million equal to 1.05% of average assets. Net interest income and operating expenses represent the primary components of Home Federal's core earnings. Non-interest operating income is also a significant contributor to the Association's core earnings and has been a source of earnings growth. The amount of loan loss provisions established over the past five and one-half fiscal years has varied, but in general loan loss provisions have not been a significant factor in the Association's earnings. Gains realized from the sale of fixed rate loans have increased in recent years, reflecting an increase in the demand for longer term fixed rate loans. The peak earnings posted in fiscal 2000 was supported by a one time gain realized from the sale of a property.

RP Financial, LC.
Page 1.10

                                    Table 1.2
                Home Federal Savings & Loan Association of Nampa
                          Historical Income Statements
                     (Amount and Percent of Avg. Assets)(1)

                                                       For the Fiscal Year Ended September 30,
                                        ---------------------------------------------------------------------
                                                1999                    2000                    2001
                                        ---------------------   ---------------------   ---------------------
                                         Amount        Pct       Amount        Pct       Amount        Pct
                                        ---------   ---------   ---------   ---------   ---------   ---------
                                         ($000)        (%)       ($000)        (%)       ($000)        (%)
Interest Income                         $  17,964        7.24%  $  22,438        7.51%  $  26,514        7.41%
Interest Expense                           (8,451)      -3.41%    (11,023)      -3.69%    (14,480)      -4.05%
                                        ---------   ---------   ---------   ---------   ---------   ---------
Net Interest Income                     $   9,513        3.84%  $  11,415        3.82%  $  12,034        3.37%
Provision for Loan Losses                    (575)      -0.23%       (600)      -0.20%       (748)      -0.21%
                                        ---------   ---------   ---------   ---------   ---------   ---------
  Net Interest Income after Provisions  $   8,938        3.60%  $  10,815        3.62%  $  11,286        3.16%

Other operating income                  $   4,378        1.77%  $   4,586        1.54%  $   6,033        1.69%
Operating Expense                          (9,079)      -3.66%    (10,641)      -3.56%    (14,594)      -4.08%
                                        ---------   ---------   ---------   ---------   ---------   ---------
  Net Operating Income                  $   4,237        1.71%  $   4,760        1.59%  $   2,725        0.76%

Non-Operating Income
Net gain(loss) on sale of loans         $     501        0.20%  $     341        0.11%  $     286        0.08%
Gain on sale of property                        0        0.00%      1,316        0.44%          0        0.00%
                                        ---------   ---------   ---------   ---------   ---------   ---------
  Net Non-Operating Income              $     501        0.20%  $   1,657        0.55%  $     286        0.08%

Net Income Before Tax                   $   4,738        1.91%  $   6,417        2.15%  $   3,011        0.84%
Income Taxes                               (1,766)      -0.71%     (2,085)      -0.70%     (1,223)      -0.34%
                                        ---------   ---------   ---------   ---------   ---------   ---------
Net Income (Loss)                       $   2,972        1.20%  $   4,332        1.45%  $   1,788        0.50%

Adjusted Earnings
Net Income Before Ext. Items            $   2,972        1.20%  $   4,332        1.45%  $   1,788        0.50%
Addback: Non-Operating Losses                   0        0.00%          0        0.00%          0        0.00%
Deduct: Non-Operating Gains                  (501)      -0.20%     (1,657)      -0.55%       (286)      -0.08%
Tax Effect Non-Op. Items(2)                   196        0.08%        648        0.22%        112        0.03%
                                        ---------   ---------   ---------   ---------   ---------   ---------
Adjusted Net Income                     $   2,667        1.08%  $   3,323        1.11%  $   1,614        0.45%

                                           For the Fiscal Year Ended September 30,
                                        ---------------------------------------------     For the 12 months
                                                2002                    2003                Ended 3/31/04
                                        ---------------------   ---------------------   ---------------------
                                         Amount        Pct       Amount        Pct       Amount        Pct
                                        ---------   ---------   ---------   ---------   ---------   ---------
                                         ($000)        (%)       ($000)        (%)       ($000)        (%)
Interest Income                         $  26,904        6.77%  $  26,896        6.06%  $  26,443        5.59%
Interest Expense                          (11,465)      -2.88%     (9,705)      -2.19%     (9,465)      -2.00%
                                        ---------   ---------   ---------   ---------   ---------   ---------
Net Interest Income                     $  15,439        3.88%  $  17,191        3.88%  $  16,978        3.59%
Provision for Loan Losses                    (277)      -0.07%       (615)      -0.14%       (928)      -0.20%
                                        ---------   ---------   ---------   ---------   ---------   ---------
  Net Interest Income after Provisions  $  15,162        3.81%  $  16,576        3.74%  $  16,050        3.40%
                                                                                 0.00%
Other operating income                  $   5,091        1.28%  $  10,144        2.29%  $   9,409        1.99%
Operating Expense                         (17,178)      -4.32%    (18,885)      -4.26%    (18,307)      -3.87%
                                        ---------   ---------   ---------   ---------   ---------   ---------
  Net Operating Income                  $   3,075        0.77%  $   7,835        1.77%  $   7,152        1.51%

Non-Operating Income
Net gain(loss) on sale of loans         $     676        0.17%  $   1,044        0.24%  $     801        0.17%
Gain on sale of property                        0        0.00%          0        0.00%          0        0.00%
                                        ---------   ---------   ---------   ---------   ---------   ---------
  Net Non-Operating Income              $     676        0.17%  $   1,044        0.24%  $     801        0.17%

Net Income Before Tax                   $   3,751        0.94%  $   8,879        2.00%  $   7,953        1.68%
Income Taxes                               (1,644)      -0.41%     (3,423)      -0.77%     (2,969)      -0.63%
                                        ---------   ---------   ---------   ---------   ---------   ---------
Net Income (Loss)                       $   2,107        0.53%  $   5,456        1.23%  $   4,984        1.05%

Adjusted Earnings
Net Income Before Ext. Items            $   2,107        0.53%  $   5,456        1.23%  $   4,984        1.05%
Addback: Non-Operating Losses                   0        0.00%          0        0.00%          0        0.00%
Deduct: Non-Operating Gains                  (676)      -0.17%     (1,044)      -0.24%       (801)      -0.17%
Tax Effect Non-Op. Items(2)                   264        0.07%        408        0.09%        313        0.07%
                                        ---------   ---------   ---------   ---------   ---------   ---------
Adjusted Net Income                     $   1,695        0.43%  $   4,820        1.09%  $   4,496        0.95%

----------
(1) Ratios are as a percent of average assets.
(2) Assumes tax rate of 39.1%.

Sources: Home Federal's prospectus, audited financial statements and RP Financial calculations.

RP Financial, LC.
Page 1.11

        Home Federal maintained a healthy net interest margin throughout the period shown in Table 1.2, which has been supported by factors such as the Association's maintenance of a relatively high concentration of lower cost transaction accounts, implementation of a lending strategy that has increased the concentration of higher yielding commercial real estate loans in the loan portfolio and maintenance of a strong capital position that has provided for a favorable ratio of interest-earning assets relative to interest-bearing liabilities. Over the past five and one-half fiscal years, the Association's net interest income to average assets ratio has ranged from a low of 3.37% during fiscal 2001 to a high of 3.88% during fiscal 2002 and fiscal 2003. For the twelve months ended March 31, 2004, the Association's net interest income to average assets ratio equaled 3.59%. The improvement in the Association's net interest income ratio has been supported by the declining interest rate environment, reflecting the more immediate impact that changes in interest rates have had on the Association's interest-bearing liabilities as compared to its less rate sensitive interest-earning assets. Home Federal's yield-cost spread increased from 3.29% during fiscal 2001 to 3.93% during fiscal 2003, as a 157 basis point decline in the yield earned on interest-earning assets was more than offset by a 221 basis decline in the cost of interest-bearing liabilities. More recently, the Association has experienced some compression of its yield-cost spread, as the loss of yield income resulting from accelerated repayments of 1-4 family loans and mortgage-backed securities is no longer being offset by a comparable reduction in funding costs. In particular, the Association's ability to realize further reductions in core deposit costs is limited, since current rates paid on those accounts have already been reduced to near bottom levels. For the six month period ended March 31, 2004, the Association's interest rate spread declined to 3.70%. The Association's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

        Non-interest operating income has been a significant contributor to the Association's earnings in recent years, ranging from a low of 1.28% of average assets in fiscal 2002 to a high of 2.29% of average assets in fiscal 2003. For the twelve months ended March 31, 2004, non-interest operating income equaled 1.99% of average assets. Growth of non-interest operating income has been mostly realized through increased fees and service charges generated from transaction deposits and other products and services offered to retail customers, as the Association has implemented a strategy of aggressively marketing its checking account products

RP Financial, LC.
Page 1.12

and other fee-oriented products and services. Service charges and fees, which account for the major portion of the Association's non-interest operating income increased from $4.8 million in fiscal 2001 to $8.3 million for the twelve months ended March 31, 2004. The lower level of non-interest operating income reported in fiscal 2002 was related to $1.5 million of impairment charges incurred on the mortgage servicing asset.

        Operating expenses represent the other major component of the Association's earnings, ranging from a low of 3.56% of average assets during fiscal 2000 to a high of 4.32% of average assets during fiscal 2002. For the twelve months ended March 31, 2004, the Association's operating expense to average assets ratio equaled 3.87%. The Association's relatively high operating expense ratio reflects higher staffing needs that are associated with generating a high level of non-interest operating income, which includes servicing a high level of transaction accounts and servicing loans that are sold to the secondary market. As of March 31, 2004, the Association's ratio of assets per full time equivalent employee equaled $2.2 million versus a comparable measure of $4.7 million for all publicly-traded thrifts. Upward pressure will be placed on the Association's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same, the increase in capital realized from the stock offering will increase the Association's capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

        Overall, the general trends in the Association's net interest margin and operating expense ratio since fiscal 1999 reflect a decline in the Association's core earnings, as indicated by the Association's expense coverage ratio (net interest income divided by operating expenses). Home Federal's expense coverage ratio equaled 1.05 times in fiscal 1999, versus a comparable ratio of 0.93 times for the twelve months ended March 31, 2004. The decline in the expense coverage ratio was the result of both a decline in the net interest income ratio and an increase in the operating expense ratio. Similarly, Home Federal's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 65.5% in fiscal 1999 was more favorable than the 69.4% efficiency ratio maintained for the twelve months ended March 31, 2004.

RP Financial, LC.
Page 1.13

        Over the past five and one-half years, maintenance of generally favorable credit quality measures has served to limit the amount of loss provisions established during the period. Loan loss provisions established by the Association ranged from a low of 0.07% of average assets during fiscal 2002 to a high of 0.23% of average assets during fiscal 1999. For the twelve months ended March 31, 2004, loan loss provisions established by the Association equaled $928,000 or 0.20% of average assets. As of March 31, 2004, the Association maintained valuation allowances of $2.4 million, equal to 0.63% of net loans receivable and 426.0% of non-performing loans. Exhibit I-6 sets forth the Association's loan loss allowance activity during the past five and one-half fiscal years.

        The Association records gains on the sale of loans from the sale of fixed rate loan originations to the secondary market. Most loans are sold with servicing retained. Gains realized from the sale of loans were a larger source of earnings in 2002 and 2003, as historically low mortgage rates supported a significant increase in the Association's lending volume for longer term 1-4 family fixed rate loans. Gains on the sale of loans equaled 0.17% of average assets in fiscal 2002 and 0.24% of average assets in fiscal 2003. For the twelve months ended March 31, 2004, gains on the sale of loans equaled 0.17% of average assets. Except for gains on the sale of loans, the only other gain recorded during the past five and one-half years was a $1.3 million gain on the sale of a property in fiscal 2000 equal to 0.44% of average assets. The gain on the sale of property is viewed as a non-recurring income item, while gains generated from the sale of fixed rate loan originations have been an ongoing activity for the Association particularly during periods when relatively low interest rates increase the demand for long term fixed rate mortgages. However, gains realized through secondary market activities are subject to a certain degree of volatility as well, given the dependence of such gains on the interest rate environment.

        The Association's effective tax rate ranged from a low of 32.5% in fiscal 2000 to a high of 43.8% in fiscal 2002 and equaled 37.3% for the twelve months ended March 31, 2004. As set forth in the prospectus, the Association's effective statutory tax rate equals 39.1%.

RP Financial, LC.
Page 1.14

Interest Rate Risk Management

        The Association's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. As of March 31 , 2004, the Net Portfolio Value ("NPV") analysis provided by the OTS indicated that a 2.0% instantaneous and sustained increase in interest rates would result in a 19.1% decline in the Association's NPV and a 1.6% decline in NPV as a percent of portfolio value assets (see Exhibit I-7).

        The Association pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Association manages interest rate risk from the asset side of the balance sheet through selling originations of 1-4 family fixed rate loans with terms of more than 20 years and diversifying into other types of lending beyond 1-4 family permanent mortgage loans, which consists primarily of short-term and adjustable rate loans. As of March 31, 2004, of the Association's total loans due after March 31, 2005, ARM loans comprised 35.5% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing fixed rate FHLB advances with laddered maturities out to ten years and emphasizing growth of lower cost and less interest rate sensitive transaction and savings accounts. Transaction and savings accounts comprised 52.8% of the Association's deposits at March 31, 2004.

        The infusion of stock proceeds will serve to further limit the Association's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Association's capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

        Home Federal's lending activities have traditionally emphasized 1-4 family permanent mortgage loans and such loans continue to comprise the largest component of the Association's loan portfolio. Beyond 1-4 family loans, lending diversification by the Association has emphasized commercial real estate, multi-family, construction, land and consumer loans. To a

RP Financial, LC.
Page 1.15

lesser extent, the Association's lending activities include commercial business loans. Going forward, the Association's lending strategy is to place a greater emphasis on the origination of commercial real estate loans and consumer loans, particularly home equity loans; however, the origination of 1-4 family permanent mortgage loans is expected to remain as the Association's most prominent lending activity. It is anticipated that growth of the 1- 4 family portfolio will be slowed somewhat by the sale of a large portion of fixed rate originations, thereby providing for a gradual shift in the Association's loan portfolio composition towards a higher concentration of commercial real estate loans.
Exhibit I-9 provides historical detail of Home Federal's loan portfolio composition over the past five and one-half fiscal years and Exhibit I-10 provides the contractual maturity of the Association's loan portfolio by loan type as of March 31, 2004.

        Home Federal originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans, retaining all ARM loans and selling most fixed rate loans with terms of more than 20 years. The Association currently retains most fixed rate loans with terms of 20 years or less. Home Federal offers ARM loans that adjust every one, three, five, seven or ten years and are indexed to the comparable term U.S. Treasury Constant Maturity Index ("CMT"). After the initial repricing period, ARM loans convert to a one-year ARM loan for the balance of the mortgage term. The substantial portion of the Association's 1-4 family permanent mortgage loans are underwritten to secondary market standards specified by Fannie Mae or Freddie Mac. As of March 31, 2004, the Association's 1-4 family permanent mortgage loan portfolio totaled $241.1 million or 62.2% of total loans receivable.

        Construction loans originated by the Association consist of loans to finance the construction of 1-4 family residences, as well as multi-family and commercial real estate properties. The Association's 1-4 family construction lending activities consist of construction financing for construction/permanent loans as well as financing for speculative loans that are extended to builders. Construction/permanent loans are offered on comparable terms as 1-4 family permanent mortgage loan rates and require payment of interest only during the construction period. Speculative loans for the construction of 1-4 family properties are floating rate loans equal to the prime rate as published in The Wall Street Journal plus a margin of 1.0% to 1.25%. Commercial real estate and multi-family construction loans are generally originated as construction/permanent loans and are subject to the same underwriting criteria as required for

RP Financial, LC.
Page 1.16

permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction. Loans for the construction of commercial real estate and multi-family loans are extended up to a loan-to-value ("LTV") ratio of 80.0% based on the lesser of the appraised value of the property or cost of construction. Commercial real estate and multi-family construction loans are prime-based loans, in which the margin applied to the prime rate is based on the degree of risk associated with the loan.

        Land loans constitute a minor area of lending diversification for the Association consisting substantially of properties that will be used for residential and commercial development. Land loans are typically prime-based loans that require payment of interest only for terms of up to three years. As of March 31, 2004, Home Federal's outstanding balance of construction and land loans totaled $15.7 million or 4.1% of total loans receivable.

        The balance of the mortgage loan portfolio consists of commercial real estate and multi-family loans, which are substantially collateralized by properties in the Treasure Valley region of Idaho. Home Federal originates commercial real estate and multi-family loans up to a maximum LTV ratio of 80.0% and requires a minimum debt-coverage ratio of 1.2 times. Commercial real estate and multi-family loans are generally extended as five-year ARMs tied to the comparable term CMT with amortization terms of up to 25 years. In light of the higher credit risk associated with commercial real estate and multi-family loans, the margin applied to the CMT for such loans is higher compared to 1-4 family loans. Properties securing the commercial real estate and multi-family loan portfolio include hotels, office buildings, warehouses, retail properties, mini-storage facilities, medical and professional buildings, a mobile home dealership, churches and apartment buildings. Growth of commercial real estate lending is currently an area of lending emphasis for the Association. Growth will be supported by the increase in capital provided by stock proceeds, as the Association's higher capital position will increase its loans-to-one borrower limit and, thereby, provide for increased flexibility with respect to retaining larger credits. As of March 31, 2004, the Association's largest commercial real estate loan on one property had an outstanding balance of $4.0 million and is secured by a hotel property located in Valley County which is north of the Boise metropolitan area. The loan was performing in accordance with its terms at March 31, 2004. As of March 31, 2004, the Association's balance

RP Financial, LC.
Page 1.17

of commercial real estate and multi-family loans totaled $100.8 million equal to 26.0% of total loans receivable.

        Diversification into non-mortgage lending consists primarily of consumer loans and, to a lesser extent, commercial business loans. Home equity lines of credit accounted for $22.9 million or 81.4% of the Association's consumer loan portfolio at March 31, 2004. Home equity lines of credit are tied to the prime rate as published in The Wall Street Journal and the Association will lend up to a maximum LTV ratio of 89.9% of the combined balance of the home equity line of credit and the first lien. The balance of the consumer loan portfolio consists primarily of installment loans extended directly to the end borrower. The consumer loan portfolio also includes small balances of loans on deposits, home improvement loans and overdraft lines of credit. As of March 31 2004, the Association's consumer loan portfolio, totaled $28.2 million equal to 7.3% of total loans receivable.

        Commercial business loans represent a minor area of lending diversification for the Association. Commercial business loans are generally offered as floating rate loans indexed to the prime rate as published in The Wall Street Journal, which are extended to local businesses for purposes of working capital and other general business purposes. The commercial business loan portfolio includes modest balances of both secured and unsecured loans. As of March 31, 2004, Home Federal's outstanding balance of commercial business loans totaled $1.7 million equal to 0.5% of total loans receivable.

        Exhibit I-11 provides a summary of the Association's lending activities over the past three and one-half fiscal years. The Association's lending volume increased significantly from fiscal 2001 to fiscal 2003, which was supported by increased originations of 1-4 family permanent mortgage loans. Originations of 1-4 family permanent mortgage loans increased from $114.2 million in fiscal 2001 to $289.2 million in fiscal 2003, as borrowers took advantage of historically low mortgage rates to finance new home purchases or to refinance their existing mortgages. During the past three fiscal years, originations of 1-4 family permanent loans accounted for 70.3% of the total loans originated by the Association. Commercial real estate and multi-family permanent loans represented the second highest source of originations during the three year period, with originations of those loan types accounting for 7.9% of total loans originated. While the Association's lending volume surged higher in 2003, loan growth was less

RP Financial, LC.
Page 1.18

significant than the pick-up in loan volume as loan repayments and loan sales increased as well. For the six months ended March 31, 2004, the Association's lending volume reflected a sharp decline from the comparable year ago period. The decline in loan volume was mostly attributable to a significant decline in refinancing volume, which resulted in originations of 1-4 family permanent mortgage loans declining from $154.5 million during the six months ended March 31, 2003 to $43.4 million during the six months ended March 31, 2004. The decline in 1-4 family lending volume was partially offset by increased originations of commercial real and multi-family loans, with such originations increasing from $9.9 million during the six months ended March 31, 2003 to $21.8 million during the six months ended March 31, 2004.

Asset Quality

        The Association's 1-4 family lending emphasis has generally supported favorable credit quality measures. Over the past five and one-half fiscal years, Home Federal's balance of non-performing assets ranged from a low of 0.02% of assets at fiscal year end 1999 to a high of 0.96% of assets at fiscal year end 2001. The Association held $566,000 of non-performing assets at March 31, 2004, equal to 0.11% of assets. The higher ratio of non-performing assets maintained at fiscal year end 2001 was attributable to increases experienced in the balances of non-accruing 1-4 family permanent mortgage loans and non-accruing 1-4 family construction loans. As shown in Exhibit I-12, the Association's balance of non-performing assets at March 31, 2004 consisted of $566,000 of non-accruing loans, with $513,000 of the non-accruing loan balance consisting of loans secured by 1-4 family residences.

        To track the Association's asset quality and the adequacy of valuation allowances, Home Federal has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed monthly by senior management and the Board. Additionally, the Association has retained an independent consulting firm to perform an annual review of the loan portfolio. Pursuant to these procedures, when needed, the Association establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. The Association's asset liability committee reviews the adequacy of the loan loss allowance quarterly. As of March 31, 2004, the Association

RP Financial, LC.
Page 1.19

maintained valuation allowances of $2.4 million, equal to 0.63% of net loans receivable and 426.0% percent of non-performing loans.

Funding Composition and Strategy

        Deposits have consistently accounted for the substantial portion of the Association's interest-bearing funding composition and at March 31, 2004 deposits equaled 74.5% of Home Federal's interest-bearing funding composition.
Exhibit I-13 sets forth the Association's deposit composition for the past three and one-half fiscal years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at March 31, 2004. Transaction and savings deposits comprise the largest portion of the Association's deposit base, which in aggregate equaled $173.9 million or 52.8% of total deposits at March 31, 2004. Factors contributing to the Association's relatively high level of core deposits include aggressive marketing of "totally-free" checking accounts, training of branch personnel to be sales focused, and effective solicitation of medical savings accounts. Medical savings accounts are similar to traditional IRAs, in that interest earned on the account is not taxable provided that the funds in that account are use to pay for medical expenses. The low interest rate environment is also believed to have contributed to the increase in transaction and savings accounts maintained by the Association, as the general decline in CD rates has increased depositor preference to hold funds in liquid transaction accounts. CDs comprise the balance of the Association's deposits, equaling $155.6 million or 47.2% of total deposits at March 31, 2004. As of March 31, 2004, 36.8% of the Association's CDs were scheduled to mature in one year or less. As of March 31, 2004, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $31.5 million or 20.2% of total CDs. Home Federal does not maintain any brokered CDs.

        Borrowings serve as an alternative funding source for the Association to support management of funding costs and interest rate risk. Borrowings held by the Association consist of FHLB advances with laddered terms of up to ten years. As of March 31, 2004, the Association maintained $113.1 million of FHLB advances. Exhibit I-15 provides further detail of Home Federal's borrowing activities during the past three and one-half fiscal years. Following the stock offering, the Association may add borrowings for purposes of leveraging the balance sheet, in which borrowings would be utilized to fund purchases of investment securities

RP Financial, LC.
Page 1.20

at a positive spread to improve ROE. To the extent additional borrowings are obtained by the Association, FHLB advances would likely continue to be the primary source of borrowings utilized.

Subsidiaries and Other Activities

        The Association maintains one wholly-owned subsidiary, Idaho Home Service Corporation, which has been inactive since 2000. Additionally, Home Federal has one full time broker on staff to provide investment services to customers of the Association, which are offered through a third party affiliation. Services provided by the broker include the sale of annuities, mutual funds, equities and bonds.

Legal Proceedings

        Home Federal is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Association.

RP Financial, LC.
Page 2.1

                                 II. MARKET AREA

Introduction

        Headquartered in Nampa, Idaho the Association maintains eight stand-alone branch locations, five Wal-Mart branch locations, one Hispanic Cultural Center office and two loan centers. The Association's branch offices serve the Treasure Valley region in southwestern Idaho, which includes the counties of Ada, Canyon, Elmore and Gem. The city of Boise is located in Ada County, where the Association maintains its largest branch presence with seven locations. Home Federal maintains five branch locations in Canyon County, including the main office in Nampa, and one branch office each in the counties of Elmore and Gem. Exhibit II-1 provides information on the Association's office facilities.

        The Association's primary market area is viewed as mostly rural in nature, as indicated by low population density and relative isolation from major metropolitan areas. Boise is the most populous and most urban of the markets that are served by the Association. The regional economy is well diversified, in which government, healthcare, manufacturing, hi-tech, call centers and construction provide major sources of employment. Agriculture and food processing also continue to be prominent components of the economy in southwestern Idaho. The Association's competitive environment includes other thrift institutions, as well as commercial banks, credit unions and other financial services companies, some of which have a regional or national presence.

        Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Association, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors outlined herein have been taken into account regarding their relative impact on value.

National Economic Factors

        The future success of the Association's operations is partially dependent upon various

RP Financial, LC.
Page 2.2

national and local economic trends. In assessing economic trends over the past year, the beginning of the second quarter of 2003 provided mixed economic signals. Initial jobless claims hit a one-year high in late-April, but consumer sentiment also edged higher in April. Despite the improvement in consumer sentiment, which was expected to support an increase in spending, the outlook for job growth remained dim. Job losses continued in April for the third month in a row and the national unemployment rate rose to 6.0% in April. The manufacturing sector also continued to struggle in April, as industrial production declined for the second straight month and factories were operating at their lowest rate in 20 years. Comparatively, economic data for May exhibited some positive signs, as a regional manufacturing report showed factory expansion and May consumer sentiment improved from April. Factory orders and retail sales also increased in May, but business investment and the labor market remained weak. Despite growing expectations for a rebound in the economy, the manufacturing sector continued to contract in June. Job losses concentrated in the manufacturing sector pushed the nation's unemployment rate to 6.4% in June, the highest level in more than nine years. The housing market remained a bright spot in the economy during the second quarter, as low mortgage rates continued to fuel strong demand for purchases of new and existing homes.

        The national economy showed signs of strengthening at the beginning of the third quarter of 2003, as the U.S. economy grew at a stronger-than-expected 3.1% annual rate in the second quarter. Second quarter growth was fueled by brisk consumer and business spending, as well as a surge in defense expenditures. Manufacturing activity increased for the second straight month in August and retail sales were stronger in August as well. However, despite the apparent improvement in the U.S. economy, the number of employed fell in August for the seventh consecutive month. The August unemployment rate of 6.1% reflected a slight decline from the July rate of 6.2%, which was attributable to contraction in the size of the labor force as opposed to jobs being added. However, employment data for September reflected a more promising outlook for the economy, as non-farm payrolls rose for the first time in eight months. The national unemployment rate for September remained at 6.1%, as the increase in jobs was offset by a larger increase in new labor force entrants. Despite higher mortgage rates, sales of new and existing homes were strong in September.

RP Financial, LC.
Page 2.3

        Third quarter GDP growth of 8.2% and data reflecting that the recovery was starting to translate into gains in employment provided further evidence that the national economy was gaining momentum. Job growth pushed the national unemployment rate down to 6.0% in October and 5.9% in November. Employment gains were aided by a pick-up in manufacturing activity, which was attributable to a surge in new orders. Despite the pick-up in economic activity, inflation remained low as core consumer prices fell in November for the first time since 1982. The December national unemployment rate unexpectedly dropped to a 14-month low of 5.7%; however, the decline was attributable to workers exiting the labor force rather than new jobs beings created.

        Economic data for January 2004 suggested that the economic recovery was gaining traction, as evidenced by a strong increase in U.S. industrial production for the month of January. Factory activity continued to rise in January and non-manufacturing activity grew for a tenth consecutive month in January 2004. The U.S. unemployment rate fell to a two-year low of 5.6% in January, as the pace of job growth picked-up. However, consumer confidence slipped in February, as hiring activity continued to lag the pace of the economic expansion. Employment data for February showed that jobs were added but well below expectations and the unemployment rate was unchanged at 5.6%. A stronger than expected increase in U.S. industrial production in February and initial jobless claims falling to their lowest level in three years in mid-March provided further indications that the U.S. economy was improving. Housing starts slowed in February for a second straight month, but demand for new homes remained strong.

        The March unemployment rate edged up to 5.7%, although job growth for the month was the strongest in four years and for the first time in 44 months there was no decline in manufacturing jobs. March economic data also showed that manufacturing activity continued to accelerate, a strong increase in retail sales, a surge in housing starts and new home sales, and a strong increase in durable-goods orders. While first quarter GDP rose at a slower than expected 4.2% annual rate, the economy in general showed signs of accelerating going into the second quarter. Job growth in April exceeded expectations, as the economy created 288,000 new jobs and the national unemployment rate fell to 5.6% in April. Some other economic data for April was not as strong, as higher interest rates slowed new housing starts and sales of new homes.

RP Financial, LC.
Page 2.4

Orders for durable goods also fell in April. However, fears of higher interest rates fueled a strong increase in home resales during April.

        In terms of interest rate trends over the past year, Treasury prices moved lower at the beginning of the second quarter of 2003, as the bond market ignored weak economic data and focused mainly on news of U.S. war successes in Iraq that sparked a rally in stocks. Weak economic data provided support for Treasury prices in mid-April, as the yield on the 10-year U.S. Treasury note stabilized at slightly below 4.0% through the end of April. The Federal Reserve concluded to leave short-term interest rates unchanged at its meeting in early-May. However, in a major shift, the central bank signaled that it may cut rates later to ward off the possibility of deflation, which served to boost Treasury prices following the Federal Reserve meeting. Amid more signs of economic sluggishness and growing concerns of deflation, Treasury yields plunged to their lowest levels in 45 years through the end of May and into early-June. Treasury yields declined further in mid-June on news of a shake-up among Freddie Mac's top executives due to accounting concerns and growing expectations that the Federal Reserve would cut rates again. A smaller than hoped for 0.25% rate cut by the Federal Reserve in late-June prompted a sell-off in Treasury issues at the close of the second quarter.

        The decline in bond prices became more pronounced at the beginning of the third quarter of 2003, with the yield on the 10-year Treasury increasing from 3.56% on July 1, 2003 to 4.43% on July 31, 2003. Investors dumped bonds in favor of stocks during July on growing optimism of an economic recovery that would lead to an end of further rate cuts by the Federal Reserve. The Federal Reserve kept its interest rate target at a 45-year low of 1.0% at its mid-August meeting and predicted that rates would stay near that level for some time. Treasury yields continued to climb higher through the balance of August, as the U.S. and global economy showed signs of improving and the Dow Jones Industrial Average rose to a 14-month high. However, weak employment data for August provided a boost to the bond market in early-September. U.S. Treasury bonds continued to strengthen through mid-September, as the Federal Reserve left interest rates unchanged and indicated they would remain low, as government data showed underlying inflation at a 37-year low. Weaker than expected economic data that showed a decline in consumer confidence and a slow down in manufacturing activity further contributed

RP Financial, LC.
Page 2.5

to the decline in Treasury yields at the close of the third quarter.

        The decline in interest rates was reversed in the fourth quarter, as data indicating that the economic recovery was strengthening pushed Treasury yields higher during October and early-November 2003. Indications that the Federal Reserve would keep interest rates low and favorable inflation data served to push interest rates lower in mid-November. Treasury yields moved up again in early-December, largely on the basis of economic data that showed an increase in manufacturing activity and the Federal Reserve's more upbeat assessment of the economy. The Federal Reserve concluded its December meeting with no change in the federal funds target rate of 1% and indicated that low interest rate levels could be maintained for a considerable period. Favorable inflation data supported a relatively stable interest rate environment at the close of 2003.

        Treasury bonds rallied at the beginning of 2004 on news of a weaker than expected December employment report, which showed job creation far below forecasted levels. In late-January, the Federal Reserve concluded to leave short-term interest rates unchanged at a 45-year low of 1%, but dropped its commitment to keep rates low for a considerable period of time. The change in the Federal Reserve's wording pushed Treasury yields higher at the end of January and into early-February. Following the spike-up in bond yields, interest rates eased lower into mid-February as January employment data showed that job growth remained less than robust. Interest rates stabilized during the second half of February, with the yield on 10-year Treasury note edging below 4.0% at the end of the month. A weaker than expected employment report for February sparked a rally in Treasury bonds in early-March, as the lack of meaningful job growth raised expectations that the Federal Reserve would not increase rates anytime soon. The Federal Reserve left rates unchanged at its mid-March meeting, indicating that it could be patient about increasing rates because of low inflation, unused factory capacity and limited jog growth. Treasury yields dropped to an eight month low following the Federal Reserve meeting and then eased higher through the end of March on indications that the economy was getting stronger.

        The upward trend in interest rates continued into the beginning of the second quarter of 2004, as strong economic data increased expectations that the Federal Reserve would increase interest rates. Bond yields were also pushed higher by signs of inflation coming back into the

RP Financial, LC.
Page 2.6

economy, as the consumer price index for March rose 0.5%. March economic data that showed a strengthening economy and higher inflation pressured bond yields higher through the end of April. Robust job growth in April, combined with rising oil prices, sharpened the sell-off in long-term Treasurys during the first half of May, reflecting increased expectations that the Federal Reserve would raise interest rates soon. Treasury yields eased lower during mid- and late-May, as investors shifted money to the relative safety of bonds in reaction to India's election results and the assassination of the head of the Iraqi Governing Council. As of May 21, 2004, one- and 10-year U.S. government bonds were yielding 1.73% and 4.71%, respectively, versus comparable year ago yields of 1.13% and 3.39%.

Market Area Demographics

        Demographic growth in the markets served by the Association has been measured by changes in population, number of households and median household income, with trends in those areas summarized by the data presented in Table
2.1. Since 2000, the primary market area served by the Association has exhibited mixed growth characteristics as measured by population and household growth. Except for Elmore County, the primary market area counties recorded stronger population growth rates compared to the state and national growth rates. The strongest population growth has been realized in the counties of Ada and Canyon, which has been spurred by growth that has taken place in the Boise MSA. Gem County is a rural market with a small population base, and, thus, a modest increase in population translated into a relatively high population growth rate. Projected population growth for the primary market area counties is not expected to vary materially from recent historical trends; although, population growth rates for all four of the primary market area counties are projected to be slightly lower over the next five years compared to the first three years of this decade. Growth in households generally paralleled the population growth rates, with Ada County and Canyon County posting the highest household growth rates among the primary market area counties.

        Median household and per capita income measures for the primary market area counties indicate that Ada County is a relatively affluent market, which can be attributed to the more metropolitan nature of that market and, in particular, the greater concentration of higher paying

RP Financial, LC.
Page 2.7

                                    Table 2.1
                     Home Federal Savings & Loan Association
                            Summary Demographic Data

                                             Year                         Growth Rate
                              -----------------------------------   -----------------------
                                   2000         2003         2008    2000-2003    2003-2008
                              ---------   ----------   ----------   ----------   ----------
Population (000)
----------------

United States                   281,422      291,628     309,303           1.2%         1.2%
Idaho                             1,294        1,377       1,522           2.1%         2.0%
Ada County                          301          333         389           3.4%         3.2%
Canyon County                       131          150         185           4.6%         4.3%
Elmore County                        29           30          32           1.1%         1.0%
Gem County                           15           16          18           2.4%         2.0%

Households (000)
----------------

United States                   105,480      109,362     117,074           1.2%         1.4%
Idaho                               470          500         558           2.1%         2.2%
Ada County                          113          125         148           3.3%         3.4%
Canyon County                        45           51          64           4.5%         4.4%
Elmore County                         9            9          10           1.4%         1.3%
Gem County                            6            6           7           2.2%         2.1%

Median Household Income ($)
---------------------------

United States                 $  42,729   $   46,615   $  54,319           2.9%         3.1%
Idaho                            38,121       41,420      47,440           2.8%         2.8%
Ada County                       52,713       54,623      58,822           1.2%         1.5%
Canyon County                    36,020       38,949      43,605           2.6%         2.3%
Elmore County                    35,378       37,395      41,156           1.9%         1.9%
Gem County                       34,472       37,362      42,024           2.7%         2.4%

Per Capita Income - ($)
-----------------------

United States                 $  21,587   $   24,733                       4.6%
Idaho                            17,841       19,938                       3.8%
Ada County                       22,519       25,111                       3.7%
Canyon County                    15,155       16,820                       3.5%
Elmore County                    16,773       18,086                       2.5%
Gem County                       15,340       17,095                       3.7%

                              Less Than   $25,000 to   $50,000 to                    Median
2003 HH Income Dist.(%)         $25,000       50,000      100,000   $100,000 +          Age
---------------------------   ---------   ----------   ----------   ----------   ----------
United States                      25.5         27.8         30.5         16.1         36.0
Idaho                              27.9         32.7         29.6          9.8         33.6
Ada County                         20.4         28.9         35.3         15.5         33.3
Canyon County                      29.1         36.1         27.9          6.8         31.0
Elmore County                      29.0         40.2         25.3          5.5         29.1
Gem County                         32.1         35.0         25.8          7.1         37.9

Source: ESRI Business Information Solutions

RP Financial, LC.
Page 2.8

jobs that are located in Boise. Median household and per capita income measures for Ada County were above the comparable measures for Idaho and the U.S. Comparatively, median household income and per capita income for the other three primary market counties were lower compared to the respective measures for Idaho and the U.S. Median household income increased in all four of the primary market area counties since 2000, with annual growth rates ranging from a low of 1.2% in Ada County to a high of 2.7% in Gem County. Household income is projected to increase at a slightly higher rate in Ada County over the next five years, versus slightly lower growth rates projected for Canyon County and Gem County. Household income distribution measures further imply that Ada County is a relatively affluent market area, based on the notably higher percentage of households with incomes of $100,000 or more in Ada County.

        In summary, the demographic characteristics of the primary market area are considered to be conducive for facilitating loan and deposit growth, particularly in markets that serve the Boise MSA.

Regional Economy

        The Association's primary market area has a fairly diversified local economy, with employment in services, wholesale/retail trade, government and manufacturing generally serving as the basis of the local economy in each of the primary market area counties. Agriculture and related industries, which constitute the historical basis of the market area's economy, continue to be a prominent factor throughout the Association's primary market area. Service jobs generally represent the largest employment sector in the primary market area counties, although government jobs constitute the largest employment sector in Elmore County. Jobs are concentrated in the Boise MSA, which includes the counties of Ada and Canyon. Large corporations that are headquartered in the Boise MSA include Micron Technology, Albertsons, Washington Group International, J.R. Simplot Company and Boise Cascade Corporation. Boise is also home to the state's largest higher education facility, Boise State University, which has a student base of more than 18,000. Job growth was realized throughout the primary market area from 1997 through 2001, although some of the rural market area counties have a relatively small employment base and have experienced only modest job growth. The most significant job

RP Financial, LC.
Page 2.9

growth occurred in Ada County, as more than 38,000 jobs were created in Ada County from 1997 through 2001 bringing total employment to more than 236,000 jobs. Job growth in Ada County was primarily realized through jobs added in the service and wholesale/retail sectors.

        Comparative unemployment rates for the primary market area counties, as well as for the U.S. and Idaho, are shown in Table 2.2. Unemployment rates for the primary market area counties ranged from a low of 3.7% in Ada County to a high of 7.7% in Gem County. As of March 2004, among the primary market area counties, only Ada County maintained an unemployment rate that was lower than the comparable Idaho measure of 5.6%. The Idaho unemployment rate of 5.6% was lower than the U.S. unemployment rate of 6.0% as of March 2004. Consistent with the national trend, the March 2004 unemployment rate for Idaho, as well as for the primary market area counties, were lower compared to their respective year ago rates.

                                    Table 2.2
                                Unemployment Data

        Region                         March 2003          March 2004
        ------                         ----------          ----------
        United States                     6.2%                6.0%
        Idaho                             6.6                 5.6
        Ada County                        5.4                 3.7
        Canyon County                     7.6                 7.0
        Elmore County                     8.7                 6.1
        Gem County                        9.5                 7.7

        Source: U.S. Bureau of Labor Statistics.

Deposit Trends

        The Association's retail deposit base is closely tied to the economic fortunes of southwestern Idaho and, in particular, the areas of the region that are nearby to Home Federal's 14 branches. Table 2.3 displays deposit market trends from June 30, 2001 through June 30, 2003 for the counties where the Association maintained branches during that period. Additional deposit data is also presented for Idaho. The data indicates that deposit growth in the Association's primary market area has been generally positive, with three of the five counties

RP Financial, LC.
Page 2.10

                                    Table 2.3
                     Home Federal Savings & Loan Association
                                 Deposit Summary

                                                   As of June 30,
                        --------------------------------------------------------------------
                                       2001                               2003
                        ---------------------------------  ---------------------------------     Deposit
                                       Market      # of                   Market     # of      Growth Rate
                          Deposits     Share     Branches    Deposits     Share    Branches     2001-2003
                        ------------  --------   --------  ------------  --------  ---------   -----------
                                                     (Dollars in Thousands)                       (%)

State of Idaho          $ 11,106,724     100.0%       457  $ 12,576,592     100.0%       468           6.4%
  Commercial Banks         9,489,114      85.4%       372    10,407,957      82.8%       378           4.7%
  Savings Institutions     1,617,610      14.6%        85     2,168,635      17.2%        90          15.8%

Ada County              $  2,986,698     100.0%       105  $  3,804,100     100.0%       115          12.9%
  Commercial Banks         2,582,285      86.5%        81     3,200,089      84.1%        87          11.3%
  Savings Institutions       404,413      13.5%        24       604,011      15.9%        28          22.2%
  Home FS&LA                  78,838       2.6%         6       106,947       2.8%         7          16.5%

Canyon County           $    937,763     100.0%        34  $    942,473     100.0%        37           0.3%
  Commercial Banks           630,275      67.2%        22       608,745      64.6%        26          -1.7%
  Savings Institutions       307,488      32.8%        12       333,728      35.4%        11           4.2%
  Home FS&LA                 147,323      15.7%         4       154,153      16.4%         4           2.3%

Elmore County           $    114,967     100.0%         8  $    124,262     100.0%         8           4.0%
  Commercial Banks            87,969      76.5%         5        81,042      65.2%         5          -4.0%
  Savings Institutions        26,998      23.5%         3        43,220      34.8%         3          26.5%
  Home FS&LA                  11,822      10.3%         2        14,303      11.5%         1          10.0%

Gem County              $    123,581     100.0%         4  $    122,911     100.0%         4          -0.3%
  Commercial Banks           104,228      84.3%         3       100,694      81.9%         3          -1.7%
  Savings Institutions        19,353      15.7%         1        22,217      18.1%         1           7.1%
  Home FS&LA                  19,353      15.7%         1        22,217      18.1%         1           7.1%

Jerome County           $    138,042     100.0%         7  $    136,624     100.0%         8          -0.5%
  Commercial Banks           123,616      89.5%         5       117,817      86.2%         5          -2.4%
  Savings Institutions        14,426      10.5%         2        18,807      13.8%         3          14.2%
  Home FS&LA                     835       0.6%         1         2,220       1.6%         1          63.1%

Source: FDIC

RP Financial, LC.
Page 2.11

shown in Table 2.3 recording an increase in deposits during the two-year period. However, only Ada County's annual deposit growth rate of 12.9% exceeded the comparable Idaho growth rate of 6.4%. Similar to the entire state of Idaho, commercial banks maintained a larger market share of deposits than savings institutions in all of the primary market area counties. However, during the period covered in Table 2.3, savings institutions experienced an increase in deposit market share in all five of counties shown in Table 2.3. The Association no longer maintains a branch presence in Jerome County, following the sale of a branch which was located in a Wal-Mart that had only a very modest balance of deposits.

        In all four of the counties that are currently served by the Association's branches, the Association recorded an increase in deposits and an increase in deposit market share from June 30, 2001 through June 30, 2003. Home Federal's largest holding of deposits is maintained in Canyon County, where the Association is headquartered. The Association's $154.2 million of deposits at the Canyon County branches represented a 16.4% market share of thrift and bank deposits at June 30, 2003. Home Federal's largest branch presence is in Ada County, where the Association maintained its second largest holding of deposits but only a 2.8% market share of total deposits. The Association's comparatively lower market share of deposits in Ada County highlights the presence of significantly larger competitors, as well as the higher total number of bank and thrift competitors operating in the Boise MSA. Comparatively, the more rural markets served by the branches in Elmore County and Gem County translated into significantly fewer competitors and a higher market share for the Association.

        Pursuant to the Association's strategic plan, Home Federal will evaluate opportunities to increase deposit market share through acquisitions of financial institutions and at the same time will continue to evaluate opportunities to build deposit market share through establishing de novo branches in existing and complementary markets that are currently served by its branch network.

Competition

        The Association faces notable competition in both deposit gathering and lending activities, including direct competition with several financial institutions that primarily have a

RP Financial, LC.
Page 2.12

local or regional presence. Securities firms and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as Home Federal. With regard to lending competition, the Association encounters the most significant competition from the same institutions providing deposit services. In addition, the Association competes with mortgage companies, independent mortgage brokers, and credit unions in originating mortgage loans. Table 2.4 lists the Association's largest competitors in each of the four counties currently served by its branches, based on deposit market share as noted parenthetically. The Association's deposit market share and market rank are also provided in Table 2.4.

                                    Table 2.4
                     Home Federal Savings & Loan Association
                         Market Area Deposit Competitors

Location                                       Name
--------                                       ----

Ada County                           U.S. Bancorp. (27.8%)
                                     Wells Fargo & Co. (22.0%)
                                     Washington Federal Inc. (6.3%)
                                     Home Federal (2.8%) - Rank of 12

Canyon County                        Wells Fargo & Co. (22.3%)
                                     U.S. Bancorp (15.2%)
                                     Washington Federal Inc.(11.0%)
                                     Home Federal (16.4%) - Rank of 2

Elmore County                        Wells Fargo & Co. (32.9%)
                                     U.S. Bancorp (23.6%)
                                     Washington Mutual Inc. (23.3%)
                                     Home Federal (11.5%) - Rank of 4

Gem County                           Wells Fargo & Co. (48.6%)
                                     U.S. Bancorp (25.0%)
                                     KeyCorp (8.4%)
                                     Home Federal (18.1%) - Rank of 3

Sources: SNL Financial and FDIC.

RP Financial, LC.
Page 3.1

                            III. PEER GROUP ANALYSIS

        This chapter presents an analysis of Home Federal's operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Home Federal is provided by these public companies. Factors affecting the Association's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Home Federal and the Peer Group, will then be used as a basis for the valuation of Home Federal's to-be-issued common stock.

Peer Group Selection

        The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 20 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include:
(1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization; (3) the potential impact of "second-step" conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

        Given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for Home Federal's valuation should be comprised of subsidiary institutions of mutual holding companies. The selection of publicly-traded mutual holding companies for the Association's Peer Group is consistent with the regulatory guidelines and other recently completed MHC transactions. Further, the Peer Group should be comprised of

RP Financial, LC.
Page 3.2

only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a "second-step" conversion and/or companies whose market prices appear to be distorted by speculative factors or unusual operating conditions. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded institutions is included as Exhibit III-1.

Basis of Comparison

        This appraisal includes two sets of financial data and ratios for the Peer Group institutions. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the Peer Group institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis through assuming the sale of the majority shares held by the MHCs in public offerings based on their current trading prices and standard assumptions for a thrift conversion offering. Throughout the appraisal, the adjusted figures will be specifically identified as being on a "fully-converted" basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the Peer Group institutions.

        Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used in Chapter III to make financial comparisons between the Peer Group and the Association. The differences between the Peer Group's reported financial data and the financial data of Home Federal are not significant enough to distort the conclusions of

RP Financial, LC.
Page 3.3

the comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each Peer Group institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between Peer Group institutions that have sold different percentage ownership interests to the public, and reflect the implied pricing ratios being placed on the Peer Group institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

Home Federal's Peer Group

        Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded Northwest-based MHC institutions with capital, earnings, credit quality and interest rate risk comparable to Home Federal. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. In light of the Association's asset size of approximately $497 million at March 31, 2004, the selection criteria used for the Peer Group was the ten smallest publicly-traded MHCs in terms of asset size excluding MHCs that have recently completed a minority stock offering. The asset sizes of the Peer Group companies ranged from $96 million to $795 million. The universe of all publicly-traded MHC institutions, exclusive of institutions that have announced second-step conversions, is included as Exhibit III-2 and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.

        Unlike the universe of fully-converted publicly-traded thrifts, which includes approximately 203 companies, the universe of public MHC institutions is small, thereby reducing the prospects of a highly comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the

RP Financial, LC.
Page 3.4

Peer Group would not capture the difference in current market pricing for public MHC institutions and thus could lead to distorted valuation conclusions. The federal regulatory agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between Home Federal and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between Home Federal and the Peer Group.

        Table 3.1 on the following page lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to Home Federal, we believe such companies form a good basis for the valuation of Home Federal, subject to certain valuation adjustments.

        In aggregate, the Peer Group companies maintain a higher level of capitalization relative to the universe of all public thrifts (12.41% of assets versus 10.86% for the all public average), generate lower earnings on a return on average assets basis (0.61% ROAA versus 0.84% for the all public average), and generate a lower return on equity (4.93% ROE versus 9.10% for the all public average). The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully-converted basis).

                                                                                        Fully
                                                                       Peer Group     Converted
                                                          All           Reported        Basis
                                                    Publicly-Traded       Basis      (Pro Forma)
                                                    ---------------    ----------    -----------
        Financial Characteristics (Averages)
        Assets ($Mil)                                   $  2,615        $    361       $    404
        Equity/Assets (%)                                  10.86%          12.41%         22.61
        Return on Assets (%)                                0.84            0.61           0.66
        Return on Equity (%)                                9.10            4.93           2.94

RP Financial, LC.
Page 3.5


                               [GRAPHIC OMITTED]

RP Financial, LC.
Page 3.6

                                                                                        Fully
                                                                       Peer Group     Converted
                                                          All           Reported        Basis
                                                    Publicly-Traded      Basis       (Pro Forma)
                                                    ---------------    ----------    -----------
        Pricing Ratios (Averages)(1)
        Price/Earnings (x)                                 17.29x          23.07x         25.37x
        Price/Book (%)                                    152.21%         186.39%         95.38%
        Price/Assets (%)                                   16.65           25.92          22.21

        (1)     Based on market prices as of May 21, 2004.

        The following sections present a comparison of Home Federal's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

        Table 3.2 shows comparative balance sheet measures for Home Federal and the Peer Group. Home Federal's and the Peer Group's ratios reflect balances as of March 31, 2004, unless otherwise indicated for the Peer Group companies. Home Federal's net worth base of 8.5% was below the Peer Group's average net worth ratio of 12.4%. However, the Association's pro forma capital position will increase with the addition of stock proceeds and will be comparable to or exceed the Peer Group's ratio following the conversion. Tangible equity-to-assets ratios for the Association and the Peer Group equaled 8.5% and 11.8%, respectively, as goodwill and intangibles maintained by the Peer Group equaled 0.6% of assets. The increase in Home Federal's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Association's higher pro forma capitalization will also result in a lower return on equity. Both Home Federal's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group's ratios currently exceeding the Association's ratios. On a pro forma basis, the Association's regulatory surpluses will likely be comparable to the ratios indicated for the Peer Group.

RP Financial, LC.
Page 3.7


                               {GRAPHIC OMITTED]

RP Financial, LC.
Page 3.8

        The interest-earning asset compositions for the Association and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Home Federal and the Peer Group. The Association's loans-to-assets ratio of 77.9% was less than the comparable Peer Group ratio of 61.3%. Comparatively, the Peer Group's cash and investments-to-assets ratio of 36.3% exceeded the comparable ratio for the Association of 16.9%. Overall, Home Federal's interest-earning assets amounted to 94.8% of assets, which approximated the comparable Peer Group ratio of 94.9%.

        Home Federal's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Association's deposits equaled 66.3% of assets, which was below the Peer Group's ratio of 75.9%. Comparatively, borrowings accounted for a higher portion of the Association's interest-bearing funding composition, as indicated by borrowings-to-assets ratios of 22.8% and 10.1% for Home Federal and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Association and the Peer Group, as a percent of assets, equaled 89.1% and 86.0%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Association's ratio of interest-bearing liabilities as a percent of assets will likely be comparable or slightly lower than the Peer Group's ratio.

        A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio is slightly stronger than the Association's ratio, based on IEA/IBL ratios of 110.4% and 106.4%, respectively. The additional capital realized from stock proceeds should serve to provide Home Federal with an IEA/IBL ratio that is comparable to the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

        The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Home Federal's growth rates are based on annualized growth for the 18-month period ended March 31, 2004, while the Peer Group's growth rates are based on annual growth for the twelve months ended March 31, 2004 or the most recent period available. Home Federal's assets increased at a 12.5% annualized rate, versus a 6.3% asset growth rate posted by the Peer Group.

RP Financial, LC.
Page 3.9

Home Federal's asset growth was mostly realized through loan growth, although a higher growth rate was indicated for cash and investments as cash and investments comprised a lower level of the Association's assets. Similarly, asset growth for the Peer Group was supported by loan growth, which was in part funded by a slight decline in cash and investments. Overall, the Association's asset growth measures would tend to indicate greater earnings growth potential relative to the Peer Group's asset growth measures. Additionally, Home Federal's future asset growth potential will be enhanced by the increased leverage capacity that will result from the infusion of net stock proceeds into capital.

        A combination of deposits and borrowings were used by both the Association and the Peer Group to fund asset growth, with the Association's deposit and borrowing growth rates being above and below the respective Peer Group growth rates for deposits and borrowings. Capital growth rates posted by the Association and the Peer Group equaled 13.7% and 1.0%, respectively. Factors contributing to the Association's higher capital growth rate included earning a higher return on assets, its lower level of capital and retention of all of its earnings. Comparatively, in addition to recording a lower return on assets than the Association, the Peer Group's capital growth rate was slowed by dividend payments as well as stock repurchases. The increase in capital realized from stock proceeds, as well as possible dividend payments and stock repurchases, will likely reduce the Association's capital growth rate following the stock offering.

Income and Expense Components

        Table 3.3 displays comparable statements of operations for the Association and the Peer Group, based on earnings for the twelve months ended March 31, 2004, unless otherwise indicated for the Peer Group companies. Home Federal and the Peer Group reported net income to average assets ratios of 1.05% and 0.61%, respectively. Higher levels of net interest income, non-interest operating income and net gains accounted for the Association's higher return. The Peer Group's earnings reflected comparative earnings advantages with respect to maintaining lower levels of operating expenses and loan loss provisions.

        The Association's stronger net interest margin was realized through maintenance of a higher interest income ratio, which was partially offset by the Peer Group's lower interest expense ratio. The Association's higher interest income ratio was realized through earning a

RP Financial, LC.
Page 3.10


                               [GRAPHIC OMITTED]

RP Financial, LC.
Page 3.11

higher yield on interest-earning assets (6.16% versus 5.39% for the Peer Group), which was supported by the Association's interest-earning asset composition that reflected a high concentration of loans than maintained by the Peer Group. The Peer Group's lower interest expense ratio was supported by a lower cost of funds (2.21% versus 2.46% for the Association) and a lower level of interest-bearing liabilities funding assets. Overall, Home Federal and the Peer Group reported net interest income to average assets ratios of 3.59% and 3.23%, respectively.

        In another key area of core earnings strength, the Association maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Association and the Peer Group reported operating expense to average assets ratios of 3.87% and 2.92%, respectively. In general, the Association's higher operating expense ratio is reflective of its strategy to broaden products and services offered to its customers, its deposit composition which consist of a relatively high concentration of transaction accounts that are more costly to service than time deposits and its more significant mortgage banking operations. Consistent with the Association's higher operating expense ratio and more diversified operations, Home Federal maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $2.2 million for the Association, versus a comparable measure of $3.5 million for the Peer Group. On a post-offering basis, the Association's operating expenses can be expected to increase with the addition of stock benefit plans and expenses related to operating as a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, Home Federal's capacity to leverage operating expenses will be greater than the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

        When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Association's earnings strength was less than the Peer Group's. For the twelve months ended March 31, 2004, Home Federal's and the Peer Group's expense coverage ratios equaled 0.93x

RP Financial, LC.
Page 3.12

and 1.11x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

        Sources of non-interest operating income were a larger contributor to Home Federal's earnings, with such income amounting to 1.99% and 0.68% of Home Federal's and the Peer Group's average assets, respectively. The Association's higher level of non-interest operating income is supported by income generated through service fees and charges. Taking non-interest operating income into account in comparing the Association's and the Peer Group's earnings, Home Federal's efficiency ratio of 69.4% was more favorable than the Peer Group's efficiency ratio of 74.4%.

        Loan loss provisions had a slightly larger impact on the Association's earnings, with loss provisions established by Home Federal and the Peer Group equaling 0.20% and 0.16% of average assets, respectively. The higher level of loss provisions established by the Association Group was consistent with its greater degree of diversification into higher risk types of lending (see Table 3.4), as well as the Association's higher ratio of total loans-to-assets.

        Net gains were a slightly larger contributor to the Association's earnings, equaling 0.17% and 0.07% of average assets for the Association and the Peer Group, respectively. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility and, thus, are substantially discounted in the evaluation of an institution's core earnings. In the case of Home Federal, the gains were derived through selling fixed rate loans into the secondary market, which is considered to be an ongoing activity for the Association particularly during periods of low interest rates. Likewise, the gains recorded by the Peer Group were supported by gains derived from the sale of fixed rate loans as an ongoing activity. Accordingly, such gains warrant some consideration as a core earnings factor for the Association and the Peer Group, but are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income.

        Taxes had a larger impact on the Association's earnings, as Home Federal and the Peer Group posted effective tax rates of 37.3% and 27.7%, respectively.

RP Financial, LC.
Page 3.13

Loan Composition

        Table 3.4 presents data related to the loan composition of Home Federal and the Peer Group. In comparison to the Peer Group, the Association's loan portfolio composition reflected a higher concentration in the aggregate of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (60.4% of assets versus 47.4% for the Peer Group). A higher concentration of 1-4 family loans accounted for the Association's higher ratio, as the Association and the Peer Group maintained comparable levels of mortgage-backed securities as a percent of assets. Loans serviced for others equaled 52.0% and 10.0% of the Association's and the Peer Group's assets, respectively, thereby indicating the greater influence of mortgage banking activities on the Association's operations. The Association's higher balance of loans serviced for others translated into a higher ratio of servicing intangibles, as servicing assets equaled 0.61% and 0.05% of the Association's and the Peer Group's assets, respectively.

        Diversification into higher risk and higher yielding types of lending was more significant for the Association, largely on the basis of the Association's higher concentration of commercial real estate/multi-family loans. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Association (20.3% of assets), followed by consumer loans (5.7% of assets). Similarly, commercial real estate/multi-family loans represented the most significant area of lending diversification for the Peer Group (11.1% of assets) followed by commercial business loans (5.6% of assets). Commercial business loans constitute a very minor area of lending diversification for the Association (0.4% of assets) and was the only area of lending diversification that was more significant for the Peer Group in comparison to the Association's loan portfolio composition. Overall, the Association's higher ratio of loans-to-assets and greater degree of lending diversification into higher risk types of lending translated into a higher risk weighted assets-to-assets ratio of 64.7%, versus a comparable Peer Group ratio of 56.1%.

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Page 3.14


                               [GRAPHIC OMITTED]

RP Financial, LC.
Page 3.15

Interest Rate Risk

        Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Association versus the Peer Group companies. In terms of balance sheet composition, Home Federal's interest rate risk characteristics were considered to be slightly less favorable than the Peer Group's. Most notably, Home Federal's lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. The level of non-interest comprising assets was similar for the Association and the Peer Group. On a pro forma basis, the infusion of stock proceeds should provide the Association with comparable or slightly more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in Association's equity-to-assets and IEA/IBL ratios.

        To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Home Federal and the Peer Group. In general, the more significant fluctuations in the Association's ratios implied there was a greater degree of interest rate risk associated with its net interest income compared to the Peer Group's, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Association's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Home Federal's assets and the proceeds will be substantially deployed into interest-earning assets.

Credit Risk

        Overall, the Association's credit risk exposure appears to be less than the Peer Group's, based on the Association's lower ratios of non-performing loans and non-performing assets and higher reserve coverage ratios as a percent of non-performing loans and non-performing assets. As shown in Table 3.6, the Association's ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.11% of assets, which was below the comparable Peer Group ratio of 0.61%. Non-performing loans equaled 0.15% of the Association's loans compared to 0.71% for the Peer Group. The Association maintained a higher level of loss

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Page 3.16


                               [GRAPHIC OMITTED]

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Page 3.17


                               [GRAPHIC OMITTED]

RP Financial, LC.
Page 3.18

reserves as a percent of non-performing loans (426.0% versus 178.0% for the Peer Group), while the Peer Group maintained higher reserves as a percent of loans (1.01% versus 0.63% for the Association). The Peer Group's higher credit risk exposure was also implied by higher net charge-offs, as net charge-offs for the twelve month period equaled 0.15% and 0.02% of the Peer Group's and the Association's loan balances, respectively.

Summary

        Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Home Federal. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

RP Financial, LC.
Page 4.1

                             IV. VALUATION ANALYSIS

Introduction

        This chapter presents the valuation analysis and methodology used to determine Home Federal's estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Association and the Peer Group, and determination of the Association's pro forma market value utilizing the market value approach.

Appraisal Guidelines

        The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings is somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

RP Financial, LC.
Page 4.2

RP Financial Approach to the Valuation

        The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

        The pro forma market value determined herein is a preliminary value for the Association's to-be-issued stock. Throughout the MHC process, RP Financial will: (1) review changes in the Association's operations and financial condition; (2) monitor the Association's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to the close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

        The appraised value determined herein is based on the current market and operating environment for the Association and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Home Federal's value, the market value of the stocks of public MHC institutions, or Home Federal's value alone. To the extent a change in factors impacting the

RP Financial, LC.
Page 4.3

Association's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

        A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Association and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Association relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Home Federal coming to market at this time.

1.      Financial Condition

        The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Association's and the Peer Group's financial strength are noted as follows:

        o Overall A/L Composition. Loans funded by retail deposits were the primary components of both Home Federal's and the Peer Group's balance sheets. The Association's interest-earning asset composition exhibited a higher concentration of loans and a greater degree of diversification into higher risk and higher yielding types of loans. Overall, the Association's asset composition provided for a higher risk weighted assets-to-assets ratio than maintained by the Peer Group. Home Federal's funding composition reflected a lower level of deposits and a higher level of borrowings than the comparable Peer Group ratios. Overall, as a percent of assets, the Association maintained a comparable level of interest-earning assets and a higher level of interest-bearing liabilities, which provided for a higher IEA/IBL ratio for the Peer Group. After factoring in the impact of the net stock proceeds, the Association's IEA/IBL ratio will be as strong or stronger than the Peer Group's ratio. For valuation purposes, RP Financial concluded that no adjustment was warranted for the Association's overall asset/liability composition.

RP Financial, LC.
Page 4.4

        o Credit Quality. Both the Association's and the Peer Group's credit quality measures were indicative of fairly limited credit risk exposure. However, in general, the Association's credit quality measures were considered to be more favorable than the Peer Group's. The Association maintained a lower non-performing assets-to-assets ratio and a lower non-performing loans-to-loan ratio than the comparable Peer Group ratios. Loss reserves as a percent of non-performing assets were stronger for the Association, while the Peer Group maintained a stronger reserve coverage ratio as a percent of loans. As noted above, the Association maintained a higher risk weighted assets-to-assets ratio than the Peer Group, reflecting Home Federal's higher loans-to-assets ratio and greater degree of lending diversification into higher risk types of lending. Overall, in comparison to the Peer Group, the Association's measures tended to imply a more limited degree of credit exposure and, thus, RP Financial concluded that a slight upward adjustment was warranted for the Association's credit quality.

        o Balance Sheet Liquidity. The Peer Group operated with a higher level of cash and investment securities relative to the Association (36.3% of assets versus 16.9% for the Association). Following the infusion of stock proceeds, the Association's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Peer Group's future borrowing capacity was considered to be slightly greater than the Association's, in light of the higher level of borrowings currently maintained by the Association. However, both the Association and the Peer Group were considered to have ample borrowing capacities. Overall, balance sheet liquidity for the Association was considered to be comparable to the Peer Group and, thus, RP Financial concluded that no adjustment was warranted for the Association's balance sheet liquidity.

        o Funding Liabilities. Retail deposits served as the primary interest-bearing source of funds for the Association and the Peer Group, with borrowings being utilized to a greater degree by the Association. The Association's overall funding composition provided for a slightly higher cost of funds than maintained by the Peer Group. In total, the Association maintained a higher level of interest-bearing liabilities than the Peer Group, which was attributable to Home Federal's lower capital position. Following the stock offering, the increase in the Association's capital position should provide Home Federal with a comparable or lower level of interest-bearing liabilities than maintained by the Peer Group. Overall, RP Financial concluded that a slight downward adjustment was warranted for Home Federal's funding composition.

        o Capital. The Peer Group operates with a higher equity-to-assets ratio than the Association. However, following the stock offering, Home Federal's pro forma capital position will be comparable to or exceed the Peer Group's equity-to-assets ratio. The increase in the Association's pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Association's more significant capital surplus will likely result in a lower ROE. Overall, RP Financial concluded

RP Financial, LC.
Page 4.5

                that a slight upward adjustment was warranted for the Association's capital position.

        On balance, Home Federal's balance sheet strength was considered to be more favorable than Peer Group's, as implied by the more favorable credit quality and capital characteristics of the Association's pro forma balance sheet which was partially negated by the Peer Group's slightly more favorable funding composition.. Accordingly, we concluded that a slight upward valuation adjustment was warranted for the Association's financial condition.

2.      Profitability, Growth and Viability of Earnings

        Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

        o Reported Earnings. The Association's reported earnings were higher than the Peer Group's on a ROAA basis (1.05% of average assets versus 0.61% for the Peer Group). A stronger net interest margin, a higher level of non-interest operating income and a higher level of net gains represented earnings advantages for the Association, which was partially offset by the Peer Group's lower level of operating expenses and lower effective tax rate. Loss provisions were a comparable factors in the Association's and the Peer Group's earnings. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Association's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. Overall, the Association's higher ROAA warranted a slight upward adjustment for this earnings factor.

        o Core Earnings. Both the Association's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Association operated with a higher net interest margin, a higher operating expense ratio and a higher level of non-interest operating income. The Association's higher net interest margin and higher level of operating expenses translated into a lower expense coverage ratio (0.93x versus 1.11x for the Peer Group). Comparatively, as the result of the Association's higher level of non-interest operating income, the Association's efficiency ratio was more favorable than the Peer Group's (69.4% versus 74.4% for the Peer Group). Loss provisions were a comparable factor in the Association's and the Peer Group's earnings and the Peer Group's effective tax rate was lower than the Association's. Overall, these measures, as

RP Financial, LC.
Page 4.6

                well as the expected earnings benefits the Association should realize from the redeployment of stock proceeds into interest-earning assets, indicated that the Association's core earnings were stronger than the Peer Group's and a slight upward was warranted for the Association's core earnings.

        o Interest Rate Risk. Quarterly changes in the Association's and the Peer Group's net interest income to average assets ratios indicated that a higher degree of volatility was associated with the Association's net interest margin. Other measures of interest rate risk, such as capital ratios and IEA/IBL ratios were more favorable for the Peer Group, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Association with equity-to-assets and IEA/ILB ratios that are as strong or stronger than maintained by Peer Group, as well as enhance the stability of the Association's net interest margin through the reinvestment of stock proceeds into interest-earning assets. Accordingly, RP Financial concluded that the interest rate risk exposure associated with Home Federal's pro forma earnings was similar to the Peer Group's and no adjustment was warranted for valuation purposes.

        o Credit Risk. Loan loss provisions were a similar factor in the Association's and Peer Group's earnings. In terms of future exposure to credit quality related losses, lending diversification into higher risk types of loans was greater for the Association. The Association's and the Peer Group's credit quality measures indicated that the Association maintained a lower level of non-performing assets and a higher level of loss reserves as a percent of non-performing assets, but a lower level of loss reserves as a percent of loans. Overall, RP Financial concluded that the credit risk associated with Home Federal's and the Peer Group's earnings were comparable and no adjustment was warranted for this factor.

        o Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Association's historical growth was stronger than the Peer Group's. Second, the infusion of stock proceeds will increase the Association's earnings growth potential with respect to leverage capacity, as the Association's pro forma leverage capacity should be greater than the Peer Group's. Lastly, the Association's more diversified operations into areas that generate non-interest operating income provides greater earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of higher interest rates. Overall, the Association's earnings growth potential appears to be slightly more favorable than the Peer Group's, and, thus, we concluded that a slight upward adjustment was warranted for this factor.

        o Return on Equity. As the result of the significant increase in capital that will be realized from the infusion of net stock proceeds into the Association's equity, the Association's return on equity will decline to a level that will be fairly

RP Financial, LC.
Page 4.7

                comparable to the Peer Group's ROE. Accordingly, we concluded that no adjustment was warranted for the Association's ROE.

        Overall, based on the Association's more favorable earnings growth potential, the Association's stronger reported earnings and slightly more favorable core earnings, RP Financial concluded that a slight upward valuation adjustment was warranted for the Association's profitability, growth and viability of earnings.

3.      Asset Growth

        Home Federal's asset growth was stronger than the Peer Group's for the period covered in our comparative analysis (12.5% growth versus 4.4% growth for the Peer Group). On a pro forma basis, the Association's tangible equity-to-assets ratio will be comparable to or above the Peer Group's tangible equity-to-assets ratio, indicating comparable or greater leverage capacity for the Association. On average, the demographic characteristics of the Association's primary market area were considered to be more favorable than the markets served by the Peer Group companies with respect to supporting lending and deposit growth opportunities. Overall, we believe a moderate upward adjustment was warranted for this factor.

4.      Primary Market Area

        The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Home Federal's primary market area for deposits and loans is considered to be where the Association maintains a branch presence in the counties of Ada, Canyon, Elmore and Gem. A diversified and growing economy has translated into favorable demographic growth for the Association's primary market area, particularly in the Boise metropolitan area. At the same time, the Association also serves markets that are sparsely populated and are somewhat rural in nature, which limits growth opportunities in those markets. Overall, the demographic and economic characteristics of the local market area are considered to be favorable with respect to limiting credit risk exposure. While the outward expansion of the Boise metropolitan is viewed as an attractive characteristic of the Association's primary market area, it has also fostered a

RP Financial, LC.
Page 4.8

highly competitive environment among financial institutions that serve the Boise metropolitan area which increases the cost of growth in that market.

        Overall, the markets served by the Peer Group companies were viewed as having less favorable growth characteristics than the Association's primary market area. The Peer Group companies serve more populous and slower growing markets than the primary market area served by the Association. The average deposit market share maintained by the Peer Group companies was comparable to the Association's market share of deposits in Canyon County. In general, the degree of competition faced by the Peer Group companies was viewed as being comparable to the Association's competitive environment. Summary demographic and deposit market share data for the Association and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, March 2004 unemployment rates for the majority of the markets served by the Peer Group companies were lower than the unemployment rate reflected for Canyon County. On balance, we concluded that a slight upward adjustment was appropriate for the Association's market area.

                                    Table 4.1
                         Market Area Unemployment Rates
                  Home Federal and the Peer Group Companies(1)

                                                                March 2004
                                               County          Unemployment
                                               ------          ------------
        Home Federal - ID                      Canyon               7.0%

        The Peer Group
        --------------

        Alliance Bank MHC - PA                 Delaware             5.0%
        BCSB Bankcorp MHC - MD                 Baltimore            4.3
        Gouverneur Bancorp MHC - NY            St. Lawrence        10.4
        Greene Co. Bancorp MHC - NY            Greene               6.3
        Jacksonville SB MHC - IL               Morgan               6.0
        Oneida Financial MHC - NY              Madison              7.9
        Pathfinder Bancorp MHC - NY            Oswego              10.2
        Rome Bancorp MHC - NY                  Oneida               6.2
        Westfield Financial Group MHC- MA      Hampden              6.7
        Webster City Fed Bancorp MHC - IA      Hamilton             4.1

        (1)    Unemployment rates are not seasonally adjusted.

        Source: U.S. Bureau of Labor Statistics.

RP Financial, LC.
Page 4.9

5.      Dividends

        At this time the Association has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

        All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.00% to 4.86%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.59% as of May 21, 2004. As of May 21, 2004, approximately 89% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.18%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

        Our valuation adjustment for dividends for Home Federal also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders' ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Association will be subject to the same regulatory dividend policy as a large majority of the Peer Group companies (nine of the Peer Group companies operate under OTS regulation). Accordingly, we believe that to the extent Home Federal's pro forma market value would be influenced by the OTS's dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

        While the Association has not established a definitive dividend policy prior to converting, the Association will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Association's dividend policy.

RP Financial, LC.
Page 4.10

6.      Liquidity of the Shares

        The Peer Group is by definition composed of companies that are traded in the public markets. Eight of the Peer Group members trade on the NASDAQ system and two of the Peer Group members trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $11.8 million to $97.5 million as of May 21, 2004, with average and median market values of $31.7 million and $24.0 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 688,000 to 4.9 million, with average and median shares outstanding of 1.8 million and 1.2 million, respectively. The Association's minority stock offering is expected to have a pro forma market value and shares outstanding that will be in the upper end of the comparable Peer Group measures. Like the majority of the Peer Group companies, the Association's stock will be quoted on the NASDAQ National Market System following the stock offering. Overall, we anticipate that the Association's public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7.      Marketing of the Issue

        Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Association's to-be-issued stock.

RP Financial, LC.
Page 4.11

        A.      The Public Market

                The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

                In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. The broader stock market sustained a positive trend through the second half of May and into early-June 2003, as the Dow Jones Industrial Average ("DJIA") moved above 9000 on investor optimism that low interest rates, the tax-cut plan and improving consumer confidence would boost the economy. After experiencing a mild set back following an earnings warning from Motorola and news of a shake-up in Freddie Mac's top management due to accounting concerns, the stock market recovered in mid-June on growing expectations that the Federal Reserve would cut rates further to stimulate the economy. Stocks eased lower at the close of the second quarter largely on profit taking.

                The broader stock market surged higher at the beginning of the third quarter of 2003 on growing optimism about the economy and the sustainability of the bull market. The NASDAQ posted a 14-month high in early-July, before declining slightly on profit taking and disappointing economic data related to an increase in jobless claims. Generally upbeat second quarter earnings and more signs of an economic upturn provided for a positive trend in the broader stock market in mid- and late-July, as the DJIA posted its fifth straight monthly gain. Economic data that showed a strengthening economy, particularly in the manufacturing sector, sustained the upward momentum in stocks through August and into-early September, as the DJIA and NASDAQ posted respective 14-month and 16-month highs. Stocks retreated following the release of August employment data which showed further job losses, but then recovered in mid-September as the Federal Reserve indicated that it would not raise rates in the near term. Weaker than expected numbers for consumer confidence and manufacturing activity

RP Financial, LC.
Page 4.12

pulled the boarder market lower at the close of the third quarter, which ended a streak of six monthly gains in the DJIA.

                Comparatively, at the start of the fourth quarter stocks showed renewed strength, as optimism about third quarter earnings and employment data for September provided a boost to stocks. In mid-October, the DJIA and the NASDAQ hit 16- and 19-month highs, respectively, primarily on the basis of some favorable third quarter earnings reports. The broader stock market rally cooled in mid-October, as the result of profit taking and the posting of some less favorable third quarter earnings by some of the bellwether technology and manufacturing stocks. Indications that the economic recovery was gaining momentum, including an annualized GDP growth rate of 8.2% in the third quarter, as well as the Federal Reserve's statement that it would not raise its target interest rates for a considerable period, supported a stock market rally during late-October and into early-November. Despite upbeat economic news, including employment data that showed the size of the U.S. workforce increased in October, stocks edged lower in mid-November on profit taking and concerns over increased terrorism in the Middle East. In late-November and early-December 2003, positive economic news such as improved third quarter corporate profits and a strong start to the Christmas shopping season provided a boost to stocks. Stocks continued to move higher at the close of 2003, as key sectors of the economy continued to show signs of strengthening.

                Year end momentum in the stock market was sustained at the beginning of 2004, reflecting generally favorable fourth quarter earnings and an increase in consumer confidence. Profit taking and slower than expected GDP growth in the fourth quarter of 2003 caused stocks to falter in late-January. However, aided by January employment data that showed jobs were added and a decline in the national unemployment rate to 5.6%, the broader stock market moved higher during the first half of February. Stocks generally declined during the balance of February and during the first half of March, reflecting valuation concerns following a year of strong gains and weaker than expected job growth during February. Concerns about terrorism and higher oil prices caused stocks to tumble in late-March, before rebounding at the close of the first quarter on more attractive fundamentals and optimism about first quarter earnings.

RP Financial, LC.
Page 4.13

                Stocks moved higher in early April 2004, as investors reacted favorably to a strong employment report for March. For the balance of April trading in the broader market produced uneven results, as generally favorable first quarter earnings and strong economic data weighed against the growing threat of inflation and higher interest rates. The DJIA closed below 10000 for the first time in 2004 in the second week of May, as strong job growth during April raised expectations of a rate increase by the Federal Reserve. The downward trend in stocks prevailed through most of May, on concerns about higher oil prices, violence in the Middle East and higher interest rates. As an indication of the general trends in the nation's stock markets over the past year, as of May 21, 2004, the DJIA closed at 9966.74 an increase of 15.9% from one year ago and a decline of 4.7% year-to-date, and the NASDAQ closed at 1912.09, an increase of 26.6% from one year ago and a decline of 4.6% year-to-date. The Standard & Poors 500 Index closed at 1093.56 on May 21, 2004 an increase of 17.2% from one year ago and a decline of 1.7% year-to-date.

                The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have appreciated and declined in conjunction with the broader market. Thrift stocks participated in the broader stock market rally in late-May and the first half of June 2003, largely on the basis of recent deal activity in the thrift sector and some favorable economic data. Freddie Mac's management shake-up had a negative ripple effect throughout the thrift sector, but the pullback was only temporary as thrift issues recovered in tandem with the broader stock market. Profit taking pulled the thrift sector lower in late-June. However, thrift issues recovered modestly at the close of the second quarter, which was supported by merger speculation following New York Community Bancorp's announced acquisition of Roslyn Bancorp.

                The rally in the broader stock market combined with acquisition speculation in certain regional markets lifted thrift issues higher at the beginning of the third quarter of 2003. Thrift issues traded in a narrow range through most of July, reflecting mixed earnings in the sector. Higher mortgage rates and strength in technology stocks pushed thrift stocks lower in early-August, as investors rotated into sectors that were expected to benefit the most from an economic recovery. After edging higher in mid-August, thrift stocks eased lower at the end of August on expectations that interest rates would continue to move higher as the economic

RP Financial, LC.
Page 4.14

recovery gained momentum. Merger activity and acquisition speculation in the thrift sector provided a boost to thrift prices in early-September. After easing lower into mid-September on data that showed a slow down in refinancing activity, thrift stocks strengthened following the Federal Reserve's decision to leave interest rates unchanged at its mid-September meeting.

                After following the broader stock market lower in late-September 2003, thrift issues posted solid gains at the beginning of the fourth quarter. A rally in the broader stock market and acquisition activity were noteworthy factors that supported the positive trend in thrift stocks. Following a two week run-up, thrift stocks declined in mid-October on profit taking and a pullback in the broader market. Merger activity, most notably Bank America's announced acquisition of FleetBoston Financial Corp., along with strength in the broader market, provided for gains in the thrift sector during late-October. The positive trend in thrift stocks carried into early-November, reflecting expectations of improving net interest margins and more consolidation among thrift stocks. Thrifts stocks eased lower in mid-November in conjunction with the decline in the broader market. In late-November and early-December 2003, thrift stocks followed the broader market higher and then stabilized at the close of the fourth quarter.

                After trading in a narrow range at the beginning of 2004, thrift issues trended higher in late-January and the first half of February. The positive trend was supported by further consolidation in the thrift sector, including GreenPoint Financial's agreement to sell to North Fork Bancorp, as well as generally favorable fourth quarter earnings. Indications that interest rates would continue to remain low provided further support to thrift prices. Thrift stocks followed the broader market lower in mid-February, before recovering in late-February following a dip in long term Treasury yields. Thrift issues generally experienced some selling pressure during the first half of March, reflecting profit taking and weakness in the broader stock market. Higher interest rates and weakness in the broader market pressured thrift issues lower in late-March, which was followed by an upward move in thrift prices at the close of the first quarter.

                Thrifts stocks generally traded lower at the start of the second quarter of 2004, as a strong employment report for March pushed interest rates higher. Higher interest rates and inflation worries pressured interest rate sensitive issues lower through most of April, with the

RP Financial, LC.
Page 4.15

sell-off sharpening in early-May following another strong employment report for April. Thrift stocks recovered modestly in mid-May as the yield on 10-year Treasury note declined slightly. On May 21, 2004, the SNL Index for all publicly-traded thrifts closed at 1,468.1, an increase of 22.1% from one year ago and a decline of 1.0% year-to-date. The SNL MHC Index closed at 2,550.7 on May 21, 2004, an increase of 34.2% from one year ago and a decline of 4.2% year-to-date.

        B.      The New Issue Market

                In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Association's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

                Thrift offerings completed in 2004 have generally been well received, with most offerings being oversubscribed and trading higher in initial trading activity. However, reflecting the general pull back in thrift stocks, the most recent stand conversion, SE Financial Corp., traded below its IPO price in initial trading activity and the recently completed MHC offerings have traded down from their initial price appreciation following the close of their respective offerings. As shown in Table 4.2, two standard conversion offerings and five mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. All five of the MHC

RP Financial, LC.
Page 4.16


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

RP Financial, LC.
Page 4.17

offerings were closed at the top of the super range. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 88.5%. On average, the prices of the recent MHC offerings reflected price appreciation of 29.0% after the first week of trading and then reflected lower price appreciation of 17.6% after one month of trading.

        Shown in Table 4.3 are the current pricing ratios of NewAlliance Bancshares, which is the only NASDAQ or Exchange listed fully-converted offering that has been completed within the past three months. NewAlliance's closing market price of $13.75 on May 21, 2004 represented a 37.5% increase from its IPO price.

        C.      The Acquisition Market

                Also considered in the valuation was the potential impact on Home Federal's stock price of recently completed and pending acquisitions of other savings institutions operating in Idaho. As shown in Exhibit IV-4, between the beginning of 2000 through year-to-date 2004, there were five acquisitions of thrifts based in the Northwest region of the U.S., none of which were based in Idaho. There are no acquisitions currently pending of Northwest based savings institutions. To the extent that acquisition speculation may impact the Association's valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence Home Federal's trading price.

                              * * * * * * * * * * *

                In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.
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Page 4.18


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

RP Financial, LC.
Page 4.19

8.      Management

        Home Federal's management team appears to have experience and expertise in all of the key areas of the Association's operations. Exhibit IV-5 provides summary resumes of Home Federal's Board of Directors and senior management. While the Association does not have the resources to develop a great deal of management depth, given its asset size and the impact it would have on operating expenses, management and the Board have been effective in implementing an operating strategy that can be well managed by the Association's present organizational structure.

        Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.      Effect of Government Regulation and Regulatory Reform

        In summary, as a federally-insured savings bank operating in the MHC form of ownership, Home Federal will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions.
Exhibit IV-6 reflects the Association's pro forma regulatory capital ratios. The one difference noted between Home Federal and one of the companies that operates as a FDIC regulated institution was in the area of regulatory policy regarding dividend waivers (see the discussion above for "Dividends"). Since this factor was already accounted for in the "Dividends" section of this appraisal, no further adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

        Overall, based on the factors discussed above, we concluded that the Association's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

RP Financial, LC.
Page 4.20

        Key Valuation Parameters:                                     Valuation Adjustment
        -------------------------                                     --------------------
        Financial Condition                                           Slight Upward
        Profitability, Growth and Viability of Earnings               Slight Upward
        Asset Growth                                                  Moderate Upward
        Primary Market Area                                           Slight Upward
        Dividends                                                     No Adjustment
        Liquidity of the Shares                                       No Adjustment
        Marketing of the Issue                                        No Adjustment
        Management                                                    No Adjustment
        Effect of Government Regulations and Regulatory Reform        No Adjustment

Basis of Valuation - Fully-Converted Pricing Ratios

        As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by most MHCs facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in Home Federal as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend

RP Financial, LC.
Page 4.21

waiver policies adopted by the Federal agencies. This technique is validated by the investment community's evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

        To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on a tax effected basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.4 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the ten public MHC institutions that form the Peer Group.

Valuation Approaches: Fully-Converted Basis

        In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Home Federal's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Home Federal's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and the Foundation (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in Home Federal's prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Association's full conversion value were consistent with the
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RP Financial, LC.
Page 4.22


                               [GRAPHIC OMITTED]

RP Financial, LC.
Page 4.23

assumptions utilized for the minority stock offering, except expenses were assumed to equal 2.0% of gross proceeds and the RRP was assumed to equal 4.0%.

        In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

        RP Financial's valuation placed an emphasis on the following:

        o P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Association's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that
                (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Association as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

        o P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

        o P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

        The Association will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

RP Financial, LC.
Page 4.24

        Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of May 21, 2004, the pro forma market value of Home Federal's full conversion offering, taking into account the dilutive impact of the stock contribution to the Foundation, equaled $100,000,000 at the midpoint, equal to 10,000,000 shares at $10.00 per share.

                1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Association's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Association's reported earnings equaled $4.984 million for the twelve months ended March 31, 2004. In deriving Home Federal's core earnings, the only adjustment made to reported earnings was to eliminate net gains on the sale of loans, which equaled $801,000 for the twelve months ended March 31, 2004. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 39.1% for the loan sales eliminated, the Association's core earnings were determined to equal $4.496 million for the twelve months ended March 31, 2004. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

                                                          Amount
                                                         --------
                                                         $   (000)

        Net income                                       $  4,984
        Gain on sale of loans(1)                             (488)
                                                         --------
          Core earnings estimate                         $  4,496

        (1) Tax effected at 39.1%.

        Based on Home Federal's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Association's pro forma reported and core P/E multiples (fully-converted basis) at the $100.0 million midpoint value equaled

RP Financial, LC.
Page 4.25

21.66 times and 24.22 times, respectively, which provided for discounts of 14.6% and 12.5% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis) of 25.37 times and 27.69 times, respectively (see Table 4.5). At the top of the superrange, the Association's reported and core P/E multiples equaled 29.40 times and 32.97 times, respectively. In comparison to the Peer Group's average reported and core P/E multiples, the Association's P/E multiples at the top of the superrange reflected premiums of 15.9% and 19.1% on a reported and core earnings basis, respectively.

        2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Association's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to Home Federal's pro forma book value (fully-converted basis). Based on the $100.0 million midpoint valuation, Home Federal's pro forma P/B and P/TB ratios both equaled 78.98%. In comparison to the average P/B and P/TB ratios for the Peer Group of 95.38% and 99.00%, the Association's ratios reflected a discount of 17.2% on a P/B basis and a discount of 20.2% on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments, the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the resulting pricing ratios indicated under the earnings approach.

        3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Association's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Home Federal's full conversion value equaled 17.21% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 22.21%, which implies a discount of 22.5% has been applied to the Association's pro forma P/A ratio (fully-converted basis).
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RP Financial, LC.
Page 4.27

Comparison to Recent Offerings

                As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The five recently completed MHC offerings closed at an average price/tangible book ratio of 88.5% (fully-converted basis) and, on average, appreciated 29.0% during the first week of trading and then reflected lower price appreciation of 17.6% after one month of trading. In comparison, the Association's P/TB ratio of 79.0% at the midpoint value reflects an implied discount of 10.7% relative to the average closing P/TB ratio of the recent MHC offerings. At the top of the super-range, the Association's P/TB ratio of 86.0% reflected an implied discount of 2.8% relative to the average closing P/TB ratio of the recent MHC offerings. Of the five recent MHC offerings, only K-Fed Bancorp and Clifton Savings Bancorp were traded on NASDAQ. Based on K-Fed Bancorp's and Clifton Savings Bancorp's average current P/TB ratio of 99.4% (fully-converted basis), the Association's P/TB ratio at the midpoint reflects an implied discount of 20.5% and at the top of the super range reflects an implied discount of 13.5%.

Valuation Conclusion

        Based on the foregoing, it is our opinion that, as of May 21, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $100,000,000 at the midpoint, equal to 10,000,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $85.0 million and a maximum value of $115.0 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 8,500,000 at the minimum and 11,500,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $132.250

RP Financial, LC.
Page 4.28

million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 13,225,000. The Board of Directors has established a public offering range such that the public ownership of the Association will constitute a 40.0% ownership interest prior to the issuance of shares to the Foundation. Accordingly, the offering to the public of the minority stock will equal $34.0 million at the minimum, $40.0 million at the midpoint, $49.0 million at the maximum and $52.9 million at the supermaximum of the valuation range. Based on the public offering range and inclusive of the shares issued to the Foundation, equal to 2.4% of the offering shares, the public ownership of shares will represent 40.96% of the shares issued throughout the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.5 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.6 and are detailed in Exhibits IV-10 and IV-11.

RP Financial, LC.
Page 4.29


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